SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) Basis Results
Post-tax operating profit based on longer-term investment returns
Results analysis by business area

		2016 £m	2015 £m
	Note		notes (iii),(vi)
Asia operations
New business	4	2,030	1,482
Business in force	5	1,044	798
Long-term business		3,074	2,280
Eastspring Investments		125	101
Total		3,199	2,381
US operations
New business	4	790	809
Business in force	5	1,181	999
Long-term business		1,971	1,808
Broker-dealer and asset management		(3)	7
Total		1,968	1,815
UK operationsnote (iv)
New business:note (v)
Excluding UK bulk annuities	4	268	201
UK bulk annuities		-	117
		268	318
Business in force	5	375	545
Long-term business		643	863
General insurance commission		23	22
Total UK insurance operations		666	885
M&G		341	358
Prudential Capital		22	18
Total		1,029	1,261
Other income and expenditurenote (i)		(679)	(566)
Solvency II and restructuring costsnote (ii)		(57)	(51)
Interest received from tax settlement		37	-
Operating profit based on longer-term investment returns		5,497	4,840

Analysed as profit (loss) from:
New business:note (v)
Excluding UK bulk annuities	4	3,088	2,492
UK bulk annuities		-	117
		3,088	2,609
Business in force	5	2,600	2,342
Long-term business		5,688	4,951
Asset management and general insurance commission		508	506
Other results		(699)	(617)
		5,497	4,840

Notes
(i)     EEV basis other income and expenditure represents the post-tax IFRS basis result less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 14(a)(vii)).
(ii)    Solvency II and restructuring costs comprise the net-of-tax charge recognised on an IFRS basis and the additional amount recognised on an EEV basis for the shareholders' share incurred by the PAC with-profits fund.
(iii)   The comparative results have been prepared using previously reported average exchange rates for the year.
(iv)   The EEV basis results have been prepared in accordance with the amended EEV Principles dated April 2016, prepared by the CFO Forum of major European insurers. The 2016 results for UK insurance operations have been prepared to reflect the Solvency II regime. The 2015 results for UK insurance operations were   prepared reflecting the Solvency I basis being the regime applicable for the year. There is no change to the basis of preparation for Asia and US operations.
(v)   Following Prudential's withdrawal from the UK bulk annuity market, the 2015 comparative results for UK bulk annuities new business have been presented separately.
(vi)   The Group agreed in November 2016 to sell, subject to regulatory approval, its life business in Korea. Accordingly, the presentation of the 2015 comparative EEV basis results and related notes have been adjusted from those previously published for the reclassification of the result attributable to the held for sale Korea life business, as described in note 17. This approach has been adopted consistently throughout this supplementary information.

POST-TAX SUMMARISED CONSOLIDATED INCOME STATEMENT

	Note	2016 £m	2015* £m
Asia operations		3,199	2,381
US operations		1,968	1,815
UK operations**		1,029	1,261
Other income and expenditure		(679)	(566)
Solvency II and restructuring costs		(57)	(51)
Interest received on tax settlement		37	-
Operating profit based on longer-term investment returns		5,497	4,840
Short-term fluctuations in investment returns	6	(507)	(1,215)
Effect of changes in economic assumptions	7	(60)	66
Mark to market value movements on core borrowings		(4)	221
Loss attaching to the held for sale Korea life business	17	(410)	39
Total non-operating results		(981)	(889)
Profit for the year attributable to equity holders of the Company		4,516	3,951

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
**     The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflected the Solvency I basis being the regime applicable for the year.

Basic earnings per share

	2016	2015
Based on post-tax operating profit including longer-term investment returns (in pence)*	214.7p	189.6p
Based on post-tax profit attributable to equity holders of the Company (in pence)	176.4p	154.8p
Average number of shares (millions)	2,560	2,553

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).

MOVEMENT IN SHAREHOLDERS' EQUITY

	Note	2016 £m	2015 £m
Profit for the year attributable to equity shareholders		4,516	3,951
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges	9	4,211	244
External dividends	9	(1,267)	(974)
Mark to market value movements on Jackson assets backing surplus and required capital	9	(11)	(76)
Other movements	9	(367)	53
Net increase in shareholders' equity	9	7,082	3,198
Shareholders' equity at beginning of year
As previously reported	9	32,359	29,161
Effect of implementation of Solvency II on 1 January 2016*	2	(473)	-
		31,886	29,161
Shareholders' equity at end of year	9	38,968	32,359

Comprising:	31 Dec 2016 £m			31 Dec 2015 £m
	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total
Asia operations	18,717	383	19,100	13,876	306	14,182
US operations	11,805	204	12,009	9,487	182	9,669
UK insurance operations*	10,307	25	10,332	9,647	22	9,669
M&G	-	1,820	1,820	-	1,774	1,774
Prudential Capital	-	22	22	-	70	70
Other operations	-	(4,315)	(4,315)	-	(3,005)	(3,005)
Shareholders' equity at end of year	40,829	(1,861)	38,968	33,010	(651)	32,359

Representing:
Net assets excluding acquired goodwill and
holding company net borrowings	40,584	961	41,545	32,777	866	33,643
Acquired goodwill	245	1,230	1,475	233	1,230	1,463
Holding company net borrowings at market valuenote 8	-	(4,052)	(4,052)	-	(2,747)	(2,747)
	40,829	(1,861)	38,968	33,010	(651)	32,359

*       The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflected the Solvency I basis being the regime applicable for the year.

SUMMARY STATEMENT OF FINANCIAL POSITION

	Note	31 Dec 2016 £m	31 Dec 2015 £m
Total assets less liabilities, before deduction for insurance funds*		407,928	340,666
Less insurance funds:**
Policyholder liabilities (net of reinsurers' share) and unallocated surplus
of with-profits funds		(393,262)	(327,711)
Less shareholders' accrued interest in the long-term business	9	24,302	19,404
		(368,960)	(308,307)
Total net assets	9	38,968	32,359

Share capital		129	128
Share premium		1,927	1,915
IFRS basis shareholders' reserves		12,610	10,912
Total IFRS basis shareholders' equity	9	14,666	12,955
Additional EEV basis retained profit***	9	24,302	19,404
Total EEV basis shareholders' equity (excluding non-controlling interests)	9	38,968	32,359

*       Following its classification as held for sale, Korea life business is included in total assets at a carrying value of £105 million (see note 17 for details).
**     Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.
***    The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.

Net asset value per share

	31 Dec 2016	31 Dec 2015
Based on EEV basis shareholders' equity of £38,968 million (2015: £32,359 million) (in pence)**	1,510p	1,258p
Number of issued shares at year end (millions)	2,581	2,572

Annualised return on embedded value*	17%	17%

*       Annualised return on embedded value is based on EEV post-tax operating profit, as a percentage of opening EEV basis shareholders' equity.
**     The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.

Notes on the EEV basis results
1 Basis of preparation
The EEV basis results have been prepared in accordance with the EEV Principles dated April 2016, prepared by the European Insurance CFO Forum. There is no change to the EEV methodology. The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime, as discussed in note 2 below. The 2015 comparative results for UK insurance operations were prepared reflecting the Solvency I basis, being the regime applicable for the year. There is no change to the basis of preparation for Asia and the US operations. Where appropriate, the EEV basis results include the effects of adoption of EU-endorsed IFRS.
The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The auditors have reported on the 2016 EEV basis results supplement to the Company's statutory accounts for 2016. Their report was (i) unqualified, and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report. Except for the change in presentation of the results of the operating and non-operating results for Asia operations to show separately the contribution from the held for sale Korea life business (see note 17 for details), the 2015 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2015. The supplement included an unqualified audit report from the auditors.
A detailed description of the EEV methodology and accounting presentation is provided in note 14.

2  Effect of Solvency II implementation on EEV basis results on 1 January 2016
The Solvency II framework is effective from 1 January 2016. For our operations in Asia and the US there is no impact on the EEV results since Solvency II does not act as the local constraint on the ability to distribute profits to the Group. The embedded value for these businesses will continue to be driven by local regulatory and target capital requirements. For the UK insurance operations, Solvency II has an impact on the EEV results as it changes the local regulatory valuation of net worth and capital requirements, affecting the components of the EEV.
The impact of Solvency II on EEV shareholders' equity on 1 January 2016 is shown below:

Total EEV basis shareholders' equity	£m
As reported at 31 December 2015	32,359
Opening adjustment at 1 January 2016 for long-term business operations
Effect of implementation of Solvency II on net worthnote (a)	2,760
Effect of implementation of Solvency II on net value of in-force business (VIF)note (b)	(3,233)
(473)
Group total shareholders' equity as at 1 January 2016note (c)	31,886

Notes
(a)   The Solvency II framework requires technical provisions to be valued on a best estimate basis and capital requirements to be risk-based. It also requires the establishment of a risk margin (which for business in force at 31 December 2015 can be broadly offset by transitional measures). As a result of applying this framework the EEV net worth increased by £2,760 million reflecting the release of the prudent regulatory margins previously included under Solvency I, and also from the recognition within net worth of a portion of future shareholder transfers expected from the with-profits fund. The higher net worth incorporated increases in required capital reflecting the higher solvency capital requirements of the new regime.
(b)   The net value of in-force business (VIF) is correspondingly impacted as follows:
-  the release of prudent regulatory margins and recognition of a portion of future with-profits business shareholders' transfers within net worth lead to a corresponding reduction in the VIF;
-  the run-off of the risk margin, net of transitional measures, is now captured in VIF; and
-  the cost of capital deducted from the gross VIF increases as a result of the higher Solvency II capital requirements.
The overall impact of these changes was to reduce the value of in-force by £(3,233) million.
(c)   At 1 January 2016 the effect of these changes was a net reduction in EEV shareholders' equity of £(473) million.

The impact of Solvency II in 2016 for UK insurance operations is estimated to have reduced total operating profit from new and in-force business by £(39) million.

3  Results analysis by business area
The 2015 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2015 CER comparative results are translated at 2016 average exchange rates.
Annual premium equivalents (APE)note 16
		2016 £m	2015* £m		% change
	Note		AER	CER	AER	CER
Asia operations		3,599	2,712	3,020	33%	19%
US operations		1,561	1,729	1,950	(10)%	(20)%
UK retail operations***		1,160	874	874	33%	33%
Group total excluding UK bulk annuities	4	6,320	5,315	5,844	19%	8%
UK bulk annuities***		-	151	151	(100)%	(100)%
Group total		6,320	5,466	5,995	16%	5%

Post-tax operating profit
		2016 £m	2015* £m		% change
	Note		AER	CER	AER	CER
Asia operations
New business	4	2,030	1,482	1,660	37%	22%
Business in force	5	1,044	798	895	31%	17%
Long-term business		3,074	2,280	2,555	35%	20%
Eastspring Investments		125	101	112	24%	12%
Total		3,199	2,381	2,667	34%	20%
US operations
New business	4	790	809	913	(2)%	(13)%
Business in force	5	1,181	999	1,127	18%	5%
Long-term business		1,971	1,808	2,040	9%	(3)%
Broker-dealer and asset management		(3)	7	8	(143)%	(138)%
Total		1,968	1,815	2,048	8%	(4)%
UK operations
New business***
UK retail operations	4	268	201	201	33%	33%
UK bulk annuities		-	117	117	(100)%	(100)%
		268	318	318	(16)%	(16)%
Business in force	5	375	545	545	(31)%	(31)%
Long-term business**		643	863	863	(25)%	(25)%
General insurance commission		23	22	22	5%	5%
Total UK insurance operations**		666	885	885	(25)%	(25)%
M&G		341	358	358	(5)%	(5)%
Prudential Capital		22	18	18	22%	22%
Total**		1,029	1,261	1,261	(18)%	(18)%
Other income and expenditure		(679)	(566)	(566)	(20)%	(20)%
Solvency II and restructuring costs		(57)	(51)	(51)	(12)%	(12)%
Interest received on tax settlement		37	-	-	n/a	n/a
Operating profit based on
longer-term investment returns**		5,497	4,840	5,359	14%	3%

Analysed as profit (loss) from:
New business:***
Life operations excluding UK bulk annuities	4	3,088	2,492	2,774	24%	11%
UK bulk annuities		-	117	117	(100)%	(100)%
		3,088	2,609	2,891	18%	7%
Business in force	5	2,600	2,342	2,567	11%	1%
Total long-term business**		5,688	4,951	5,458	15%	4%
Asset management and general insurance
commission		508	506	518	0%	(2)%
Other results		(699)	(617)	(617)	(13)%	(13)%
Operating profit based on
longer-term investment returns**		5,497	4,840	5,359	14%	3%

Post-tax profit
		2016 £m	2015* £m		% change
	Note		AER	CER	AER	CER
Operating profit based on longer-term
investment returns**		5,497	4,840	5,359	14%	3%
Short-term fluctuations in investment returns	6	(507)	(1,215)	(1,343)	58%	62%
Effect of changes in economic assumptions	7	(60)	66	66	(191)%	(191)%
Mark to market value movements on
core borrowings		(4)	221	220	(102)%	(102)%
(Loss) profit attaching to the held for sale
Korea life business	17	(410)	39	42	n/a	n/a
Total non-operating loss		(981)	(889)	(1,015)	(10)%	3%
Profit for the year attributable to
shareholders		4,516	3,951	4,344	14%	4%

Basic earnings per share (in pence)
	2016	2015		% change
		AER	CER	AER	CER
Based on post-tax operating profit
including longer-term investment returns*,**	214.7p	189.6p	209.9p	13%	2%
Based on post-tax profit**	176.4p	154.8p	170.2p	14%	4%

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
**     The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.
***    Following Prudential's withdrawal from the UK bulk annuity market, the 2015 comparative results for UK bulk annuities new business have been presented separately.
4  Analysis of new business contribution
(i)    Group summary

	2016
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin

				APE	PVNBP
	£m	£m	£m	%	%
	note 16	note 16	note
Asia operationsnote (ii)	3,599	19,271	2,030	56	10.5
US operations	1,561	15,608	790	51	5.1
UK insurance operations**	1,160	10,513	268	23	2.5
Group total	6,320	45,392	3,088	49	6.8

	2015*
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin

				APE	PVNBP
	£m	£m	£m	%	%
	note 16	note 16	note
Asia operationsnote (ii)	2,712	14,428	1,482	55	10.3
US operations	1,729	17,286	809	47	4.7
UK retail operations**,***	874	7,561	201	23	2.7
Total excluding UK bulk annuities	5,315	39,275	2,492	47	6.3
UK bulk annuities***	151	1,508	117	77	7.8
Group total	5,466	40,783	2,609	48	6.4

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
**     The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.
***    Following Prudential's withdrawal from the UK bulk annuity market, the 2015 comparative results for UK bulk annuities new business have been presented separately.

Note
The increase in new business contribution of £596 million from £2,492 million for 2015 (excluding the contributions from UK bulk annuities) to £3,088 million for 2016 comprises an increase on a CER basis of £314 million and an increase of £282 million for foreign exchange effects. The increase of £314 million on a CER basis comprises a contribution of £226 million for higher retail sales volumes in 2016, a £17 million effect of movement in long-term interest rates, generated by the active basis of setting economic assumptions (analysed as Asia £14 million, US £13 million and UK £(10) million), and a £71 million impact of pricing, product and other actions.

(ii)  Asia operations - new business contribution by territory
	2016 £m	2015* £m
		AER	CER
China	63	30	32
Hong Kong	1,363	835	941
Indonesia	175	229	260
Taiwan	31	28	31
Other	398	360	396
Total Asia operations	2,030	1,482	1,660

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).

5 Operating profit from business in force
(i)   Group summary

	2016 £m
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)	note
Unwind of discount and other expected returns	866	583	445	1,894
Effect of changes in operating assumptions	54	170	25	249
Experience variances and other items	124	428	(95)	457
Total	1,044	1,181	375	2,600

	2015* £m
	Asia operations*	US operations	UK insurance operations**	Total
	note (ii)	note (iii)	note (iv)	note
Unwind of discount and other expected returns	725	472	488	1,685
Effect of changes in operating assumptions	12	115	55	182
Experience variances and other items	61	412	2	475
Total	798	999	545	2,342

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
**     The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflected the Solvency I basis being the regime applicable for the year.

Note
The movement in operating profit from business in force of £258 million from £2,342 million for 2015 to £2,600 million for 2016 comprises:
£m
Movement in unwind of discount and other expected returns:
Effects of changes in:
Growth in opening value	126
Interest rates	(28)
Foreign exchange	141
Implementation of Solvency II on 1 January 2016	(30)
209
Movement in effect of changes in operating assumptions, experience variances and other items (including foreign exchange of £84 million)	49
Net movement in operating profit from business in force	258

(ii)  Asia operations
	2016 £m	2015* £m
Unwind of discount and other expected returnsnote (a)	866	725
Effect of changes in operating assumptions:
Mortality and morbidity	33	63
Persistency and withdrawalsnote (b)	(47)	(46)
Expense	15	(1)
Othernote (c)	53	(4)
	54	12
Experience variances and other items:
Mortality and morbiditynote (d)	71	54
Persistency and withdrawalsnote (e)	52	17
Expensenote (f)	(23)	(32)
Other	24	22
	124	61
Total Asia operations	1,044	798

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).

Notes
(a)   The increase in unwind of discount and other expected returns of £141 million from £725 million for 2015 to £866 million for 2016 comprises a positive £61 million impact for the growth in the opening in-force value, a positive £81 million foreign exchange effect and a net £(1) million effect for movements in long-term interest rates.
(b)   The 2016 charge of £(47) million (2015: £(46) million) for persistency assumption changes comprises positive and negative contributions from our various operations, with positive persistency updates on health and protection products being more than offset by negative effects for unit-linked business.
(c)   The 2016 credit of £53 million for other assumption changes reflects a number of offsetting items, including modelling improvements and those arising from asset allocation changes in a number of territories.
(d)   The positive mortality and morbidity experience variance in 2016 of £71 million (2015: £54 million) mainly reflects better than expected experience in a number of territories.
(e)   The positive £52 million for persistency and withdrawals experience in 2016 (2015: £17 million) comprises positive and negative contributions from various operations, with positive persistency experience on health and protection products which more than offsets negative experience on unit-linked products.
(f)    The negative expense experience variance in 2016 of £(23) million (2015: £(32) million) principally arises in operations which are currently sub-scale (China, Malaysia Takaful and Taiwan).

(iii) US operations
	2016 £m	2015 £m
Unwind of discount and other expected returnsnote (a)	583	472
Effect of changes in operating assumptionsnote (b)	170	115
Experience variances and other items:
Spread experience variancenote (c)	119	149
Amortisation of interest-related realised gains and lossesnote (d)	88	70
Othernote (e)	221	193
	428	412
Total US operations	1,181	999

Notes
(a)   The increase in unwind of discount and other expected returns of £111 million from £472 million for 2015 to £583 million for 2016 comprises a positive £40 million effect for the underlying growth in the in-force book, a positive £60 million foreign exchange effect and an £11 million impact of the 20 basis points increase in the US 10-year treasury yield during the year.
(b)   The 2016 credit of £170 million comprises assumption updates for mortality, persistency and expense, together with an increase in the assumed level of tax relief reflecting recent experience.
(c)   The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 15(ii)). The spread experience variance in 2016 of £119 million (2015: £149 million) includes the positive effect of transactions previously undertaken to more closely match the overall asset and liability duration. The reduction compared to the prior year reflects the effects of declining yields in the portfolio caused by the prolonged low interest rate environment.
(d)   The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.
(e)   Other experience variances of £221 million in 2016 (2015: £193 million) include the effects of positive persistency experience and other variances.

(iv)   UK insurance operations
	2016 £m	2015* £m
Unwind of discount and other expected returnsnote (a)	445	488
Reduction in future UK corporate tax ratenote (b)	25	55
Othernote (c)	(95)	2
Total UK insurance operations	375	545

*       The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflected the Solvency I basis being the regime applicable for the year.

Notes
(a)   The decrease in unwind of discount and expected returns of £(43)million from 2015 of £488 million to £445 million for 2016 comprises a positive £25 million effect for the underlying growth in the in-force book, more than offset by a £(38) million effect driven by the 70 basis points decrease in the 15-year gilt yield during the year and a negative £(30) million representing the net effect of adopting the Solvency II regime.
(b)   The credit of £25 million (2015: £55 million) for the reduction in UK corporate tax rate reflects the beneficial effect of applying a lower corporation tax rate (see note 15) to future life profits from in-force business in the UK.
(c)   Other items comprise the following:
	2016 £m	2015 £m
Longevity reinsurance	(90)	(134)
Impact of specific management actions to improve solvency positionnote (d)	110	75
Provision for cost of undertaking past non-advised annuity sales review and potential redressnote (e)	(145)	-
Other itemsnote (f)	30	61
	(95)	2

(d)   The 2016 benefit of £110 million (2015: £75 million) arises from the specific management actions to improve solvency, including the effect of repositioning the fixed income asset portfolio.
(e)   In response to the findings of the FCA's Thematic Review of Annuities Sales Practices, the UK business will review all internally vesting annuities sold without advice after 1 July 2008. Reflecting this, the UK 2016 result includes a provision of £145 million (post-tax) for the estimated cost of the review and any appropriate customer redress, but excludes any potential for insurance recoveries.
(f)    The 2016 credit of £30 million (2015: £61 million) comprises assumption updates and experience variances for mortality, expense, persistency and other items.
6 Short-term fluctuations in investment returns
Short-term fluctuations in investment returns included in profit for the year arise as follows:
(i)   Group summary
	2016 £m	2015* £m
Asia operationsnote (ii)	(100)	(213)
US operationsnote (iii)	(1,102)	(753)
UK insurance operationsnote (iv)	869	(194)
Other operationsnote (v)	(174)	(55)
Total	(507)	(1,215)

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
(ii)   Asia operations
The short-term fluctuations in investment returns for Asia operations comprise:
	2016 £m	2015* £m
Hong Kong	(105)	(144)
Singapore	52	(104)
Other	(47)	35
Total Asia operationsnote	(100)	(213)

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
Note
For 2016, the charge of £(100) million mainly reflects the impact of interest rate movements on bonds and other investment returns, with losses due to increased long-term interest rates in Hong Kong, partly offset by gains in Singapore (as shown in note 15(i)).
(iii)  US operations
The short-term fluctuations in investment returns for US operations comprise:
	2016 £m	2015 £m
Investment return related experience on fixed income securitiesnote (a)	(85)	(17)
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current year
separate account return, net of related hedging activity and other itemsnote (b)	(1,017)	(736)
Total US operations	(1,102)	(753)

Notes
(a)   The charge relating to fixed income securities comprises the following elements:
-      the impact on portfolio yields of changes in the asset portfolio in the year;
-      the excess of actual realised gains and losses over the amortisation of interest-related realised gains and losses recorded in the profit and loss account; and
-      credit experience (versus the longer-term assumption).
(b)   This item reflects the net impact of:
-      changes in projected future fees and future benefit costs arising from the difference between the actual growth in separate account asset values in the current year of 8.9 per cent and that assumed at the start of the year of 6.0 per cent; and
-      related hedging activity arising from realised and unrealised gains and losses on equity-related hedges and interest rate options, and other items.

(iv) UK insurance operations
The short-term fluctuations in investment returns for UK insurance operations comprise:
	2016 £m	2015* £m
Shareholder-backed annuity businessnote (a)	431	(88)
With-profits and other businessnote (b)	438	(106)
Total UK insurance operations	869	(194)

*       The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflected the Solvency I basis being the regime applicable for the year.
Notes
(a)   Short-term fluctuations in investment returns for shareholder-backed annuity business comprise:
-      gains (losses) on surplus assets compared to the expected long-term rate of return reflecting reductions (increases) in corporate bond and gilt yields;
-      the difference between actual and expected default experience; and
-      the effect of mismatching for assets and liabilities of different durations.
(b)   The £438 million fluctuations in 2016 for with-profits and other business represent the impact of achieving a 13.6 per cent pre-tax return on the with-profits fund (including unallocated surplus) compared to the assumed rate of return of 5.0 per cent (2015: total return of 3.1 per cent compared to assumed rate of 5.4 per cent), together with the effect of a partial hedge of future shareholder transfers expected to emerge from the UK's with-profits sub-fund entered into to protect future shareholder with-profit transfers from movements in the UK equity market.

(v) Other operations
Short-term fluctuations in investment returns for other operations of negative £(174) million (2015: negative £(55) million) include unrealised value movements on investments held outside of the main life operations.
7  Effect of changes in economic assumptions
The effects of changes in economic assumptions for in-force business included in the profit for the year arise as follows:
(i)    Group summary
	2016 £m	2015* £m
Asia operationsnote (ii)	70	(139)
US operationsnote (iii)	45	109
UK insurance operationsnote (iv)	(175)	96
Total	(60)	66

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).

(ii)   Asia operations
The effect of changes in economic assumptions for Asia operations comprises:
	2016 £m	2015* £m
Hong Kong	85	100
Indonesia	46	(15)
Malaysia	(20)	(30)
Singapore	(60)	(50)
Taiwan	12	(97)
Other	7	(47)
Total Asia operationsnote	70	(139)

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
Note
The positive effect for 2016 of £70 million largely arises from the movements in long-term interest rates (see note 15(i)). Non-operating profits arise from higher interest rates and hence fund earned rates in Hong Kong, together with the beneficial impact of valuing future health and protection profits at lower discount rates in Indonesia. Losses arise from a fall in interest rates in Singapore and a higher discount rate in Malaysia.

(iii)  US operations
The effect of changes in economic assumptions for US operations comprises:
	2016 £m	2015 £m
Variable annuity business	86	104
Fixed annuity and other general account business	(41)	5
Total US operationsnote	45	109

Note
For 2016, the credit of £45 million mainly reflects the increase in the assumed separate account return and reinvestment rates for variable annuity business, following the 20 basis points increase in the US 10-year treasury yield, resulting in higher projected fee income and a decrease in projected benefit costs. For fixed annuity and other general account business, the impact reflects the effect on the present value of future projected spread income of applying a higher discount rate on the opening value of the in-force book.

(iv)  UK insurance operations
The effect of changes in economic assumptions for UK insurance operations comprises:
	2016 £m	2015* £m
Shareholder-backed annuity businessnote (a)	(113)	(56)
With-profits and other businessnote (b)	(62)	152
Total UK insurance operations	(175)	96

*       The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflected the Solvency I basis being the regime applicable for the year.

Notes
(a)   For shareholder-backed annuity business the overall negative effect of £(113) million for 2016 (2015: £(56) million) reflects an increase in the cost of capital, driven by the lower interest rates, partially offset by the change in the present value of projected spread income arising mainly from the adoption of lower risk discount rates as shown in note 15(iii).
(b)   The charge of £(62) million for 2016 (2015: credit of £152 million) reflects the net effect of changes in expected future fund earned rates and risk discount rates (as shown in note 15(iii)).

8 Net core structural borrowings of shareholder-financed operations

	31 Dec 2016 £m			31 Dec 2015 £m
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company (including central finance subsidiaries)
cash and short-term investments	(2,626)	-	(2,626)	(2,173)	-	(2,173)
Central fundsnote
Subordinated debt	5,772	182	5,954	4,018	211	4,229
Senior debt	549	175	724	549	142	691
	6,321	357	6,678	4,567	353	4,920
Holding company net borrowings	3,695	357	4,052	2,394	353	2,747
Prudential Capital bank loan	275	-	275	275	-	275
Jackson surplus notes	202	65	267	169	55	224
Net core structural borrowings of shareholder-financed operations	4,172	422	4,594	2,838	408	3,246

Note
In June 2016, the Company issued core structural borrowings of US$1,000 million 5.25 per cent Tier 2 perpetual subordinated notes. The proceeds net of costs were £681 million. In September 2016, the Company issued core structural borrowings of US$725 million 4.38 per cent Tier 2 perpetual subordinated notes. The proceeds net of costs were £546 million. The movement in IFRS basis core structural borrowings from 2015 to 2016 also includes foreign exchange effects.

9  Reconciliation of movement in shareholders' equity

	2016 £m
	Long-term business operations				Asset management and UK general insurance commission	Other operations	Group Total
	Asia operations	US operations	UK insurance operations*	Total long-term business operations

	note (i)					note (i)
Operating profit based on longer-term
investment returns:
Long-term business:
New businessnote 4	2,030	790	268	3,088	-	-	3,088
Business in forcenote 5	1,044	1,181	375	2,600	-	-	2,600
	3,074	1,971	643	5,688		-	5,688
Asset management and general
insurance commission	-	-	-	-	508	-	508
Other results	-	-	(33)	(33)	-	(666)	(699)
Post-tax operating profit	3,074	1,971	610	5,655	508	(666)	5,497
Loss attaching to the held for sale
Korea life businessnote 17	(395)	-	-	(395)	-	(15)	(410)
Other non-operating (loss) profit	(30)	(1,057)	694	(393)	(38)	(140)	(571)
Profit for the year	2,649	914	1,304	4,867	470	(821)	4,516
Other items taken directly to equity:
Exchange movements on foreign operations and net investment hedges	2,714	1,878	-	4,592	83	(464)	4,211
Intra-group dividends and investment in
operationsnote (ii)	(594)	(388)	(281)	(1,263)	(462)	1,725	-
External dividends	-	-	-		-	(1,267)	(1,267)
Mark to market value movements on Jackson
assets backing surplus and required capital	-	(11)	-	(11)	-	-	(11)
Other movementsnote (iii)	(6)	(75)	(169)	(250)	9	(126)	(367)
Net increase in shareholders' equity	4,763	2,318	854	7,935	100	(953)	7,082
Shareholders' equity at beginning of year:
As previously reported	13,643	9,487	9,647	32,777	2,354	(2,772)	32,359
Effect of implementation of Solvency IInote 2	-	-	(473)	(473)	-	-	(473)
Other opening adjustmentsnote (v)	66	-	279	345	-	(345)	-
	13,709	9,487	9,453	32,649	2,354	(3,117)	31,886
Shareholders' equity at end of year	18,472	11,805	10,307	40,584	2,454	(4,070)	38,968

Representing:
Statutory IFRS basis shareholders' equity:
Net assets (liabilities)	4,747	5,204	5,974	15,925	1,224	(3,958)	13,191
Goodwill	-	-	-	-	1,230	245	1,475
Total IFRS basis shareholders' equity	4,747	5,204	5,974	15,925	2,454	(3,713)	14,666
Additional retained profit (loss) on an
EEV basisnote (iv)	13,725	6,601	4,333	24,659	-	(357)	24,302
EEV basis shareholders' equity	18,472	11,805	10,307	40,584	2,454	(4,070)	38,968

Balance at beginning of year:*
Statutory IFRS basis shareholders' equity:
Net assets (liabilities)	3,789	4,154	5,397	13,340	1,124	(2,972)	11,492
Goodwill	-	-	-	-	1,230	233	1,463
Total IFRS basis shareholders' equity	3,789	4,154	5,397	13,340	2,354	(2,739)	12,955
Additional retained profit (loss) on an
EEV basisnote (iv)	9,920	5,333	4,056	19,309	-	(378)	18,931
EEV basis shareholders' equity	13,709	9,487	9,453	32,649	2,354	(3,117)	31,886

*       The balance at the beginning of the year has been presented after the adjustments for the impact of Solvency II for UK insurance operations at 1 January 2016 (see note 2 for details), together with the effect of a classification change (see note (v) below).

Notes
(i)     Other operations of £(4,070) million represents the shareholders' equity of £(4,315) million for other operations as shown in the movement in shareholders' equity and includes goodwill of £245 million (2015: £233 million) related to Asia long-term operations.
(ii)    Intra-group dividends represent dividends that have been declared in the year and investments in operations reflect increases in share capital. The amounts included in note 11 for these items are as per the holding company cash flow at transaction rates. The difference primarily relates to intra-group loans, foreign exchange and other non-cash items.
(iii)   Other movements include reserve movements in respect of the shareholders' share of actuarial gains and losses on defined benefit pension schemes, share capital subscribed, share-based payments and treasury shares.
(iv)   The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(357) million (2015: £(353) million), as shown in note 8.
(v)   Other opening adjustments represents the effect of a classification change of £345 million from Other operations to UK insurance operations of £279 million and to Asia insurance operations of £66 million in order to align with Solvency II segmental reporting, which has no overall effect on the Group's EEV.

10 Analysis of movement in net worth and value of in-force for long-term business

	2016 £m
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	surplus	capital	worth	business	operations
	note 11			note
Group
Shareholders' equity at beginning of year:
As previously reported	5,642	4,704	10,346	22,431	32,777
Opening adjustments*	(1,473)	4,578	3,105	(3,233)	(128)
	4,169	9,282	13,451	19,198	32,649
New business contribution	(903)	595	(308)	3,396	3,088
Existing business - transfer to net worth	3,060	(637)	2,423	(2,423)	-
Expected return on existing businessnote 5	99	193	292	1,602	1,894
Changes in operating assumptions and experience variancesnote 5	857	(231)	626	80	706
Solvency II and restructuring costs	(33)	-	(33)	-	(33)
Post-tax operating profit	3,080	(80)	3,000	2,655	5,655
Loss attaching to held for sale Korea life businessnote 9	(86)	-	(86)	(309)	(395)
Other non-operating items	(932)	505	(427)	34	(393)
Profit for the year from long-term business	2,062	425	2,487	2,380	4,867
Exchange movements on foreign operations and
net investment hedges	633	589	1,222	3,370	4,592
Intra-group dividends and investment in operations	(1,263)	-	(1,263)	-	(1,263)
Other movements	(250)	-	(250)	(11)	(261)
Shareholders' equity at end of year*	5,351	10,296	15,647	24,937	40,584

Asia operations
New business contribution	(476)	139	(337)	2,367	2,030
Existing business - transfer to net worth	1,157	(92)	1,065	(1,065)	-
Expected return on existing businessnote 5	39	54	93	773	866
Changes in operating assumptions and experience variancesnote 5	14	94	108	70	178
Post-tax operating profit	734	195	929	2,145	3,074
Loss attaching to held for sale Korea life businessnote 9	(86)	-	(86)	(309)	(395)
Other non-operating items	(91)	29	(62)	32	(30)
Profit for the year from long-term business	557	224	781	1,868	2,649

US operations
New business contribution	(298)	324	26	764	790
Existing business - transfer to net worth	1,223	(213)	1,010	(1,010)	-
Expected return on existing businessnote 5	47	53	100	483	583
Changes in operating assumptions and experience variancesnote 5	596	5	601	(3)	598
Post-tax operating profit	1,568	169	1,737	234	1,971
Non-operating items	(770)	(108)	(878)	(179)	(1,057)
Profit for the year from long-term business	798	61	859	55	914

UK insurance operations
New business contribution	(129)	132	3	265	268
Existing business - transfer to net worth	680	(332)	348	(348)	-
Expected return on existing businessnote 5	13	86	99	346	445
Changes in operating assumptions and experience variancesnote 5	247	(330)	(83)	13	(70)
Solvency II and restructuring costs	(33)	-	(33)	-	(33)
Post-tax operating profit	778	(444)	334	276	610
Non-operating items	(71)	584	513	181	694
Profit for the year from long-term business	707	140	847	457	1,304

*       Opening adjustments represent the impact of implementation of Solvency II for UK insurance operations at 1 January 2016 (see note 2 for details), together with the effect of a classification change, as discussed in note 9(v).

Note
The net value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital as shown below:
	31 Dec 2016 £m				31 Dec 2015 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
Value of in-force business before
deduction of cost of capital and
time value of guarantees	15,371	8,584	3,468	27,423	11,280	7,355	3,043	21,678
Cost of capital	(477)	(319)	(692)	(1,488)	(438)	(229)	(713)	(1,380)
Cost of time value of guarantees	(87)	(911)	-	(998)	(88)	(1,012)	-	(1,100)
Net value of in-force business	14,807	7,354	2,776	24,937	10,754	6,114	2,330	19,198
Total net worth	3,665	4,451	7,531	15,647	2,955	3,373	7,123	13,451
Total embedded valuenote 9	18,472	11,805	10,307	40,584	13,709	9,487	9,453	32,649

*       The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results in the table above are presented after the adjustments for the impact of Solvency II for UK insurance operations at 1 January 2016, together with the effect of a classification change, as discussed in note 9(v).

11 Analysis of movement in free surplus

For EEV covered business, free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles. Free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders' equity, net of goodwill. Free surplus for other operations is taken to be EEV basis post-tax earnings and shareholders' equity for central operations, net of goodwill, with subordinated debt recorded as free surplus to the extent that it is classified as available capital under Solvency II.
Free surplus for insurance and asset management operations and Group total free surplus, including other operations, are shown in the tables below.
(i)   Underlying free surplus generated - insurance and asset management operations
The 2015 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2015 CER comparative results are translated at 2016 average exchange rates.

	2016 £m	2015* £m		% change
		AER	CER	AER	CER
Asia operations
Underlying free surplus generated from
in-force life business	1,210	951	1,064	27%	14%
Investment in new businessnote (iii)(a)	(476)	(386)	(426)	(23)%	(12)%
Long-term business	734	565	638	30%	15%
Eastspring Investmentsnote (iii)(b)	125	101	112	24%	12%
Total	859	666	750	29%	15%
US operations
Underlying free surplus generated from
in-force life business	1,866	1,426	1,608	31%	16%
Investment in new businessnote (iii)(a)	(298)	(267)	(301)	(12)%	1%
Long-term business	1,568	1,159	1,307	35%	20%
Broker-dealer and asset managementnote (iii)(b)	(3)	7	8	(143)%	(138)%
Total	1,565	1,166	1,315	34%	19%
UK insurance operations
Underlying free surplus generated from
in-force life business	907	878	878	3%	3%
Investment in new businessnote (iii)(a)	(129)	(65)	(65)	(98)%	(98)%
Long-term business**	778	813	813	(4)%	(4)%
General insurance commissionnote (iii)(b)	23	22	22	5%	5%
Total	801	835	835	(4)%	(4)%
M&G	341	358	358	(5)%	(5)%
Prudential Capital	22	18	18	22%	22%
Underlying free surplus generated from
insurance and asset management operations	3,588	3,043	3,276	18%	10%

Representing:
Long-term business:
Expected in-force cash flows (including
expected return on net assets)	3,159	2,693	2,941	17%	7%
Effects of changes in operating assumptions,
experience variances and other items	824	562	609	47%	35%
Underlying free surplus generated from
in-force life business	3,983	3,255	3,550	22%	12%
Investment in new businessnote (iii)(a)	(903)	(718)	(792)	(26)%	(14)%
Total long-term business*,**	3,080	2,537	2,758	21%	12%
Asset management and general insurance
commissionnote (iii)(b)	508	506	518	0%	(2)%
	3,588	3,043	3,276	18%	10%

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
**     The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflected the Solvency I basis being the regime applicable for the year.

(ii)   Underlying free surplus generated - total Group

	2016 £m	2015* £m		% change
		AER	CER	AER	CER
Underlying free surplus generated from
insurance and asset management operationsnote (i)	3,588	3,043	3,276	18%	10%
Other income and expenditure net of restructuring
and Solvency II costsnote (iii)(b)	(703)	(588)	(588)	(20)%	(20)%
Interest received on tax settlement	37	-	-	n/a	n/a
Group total underlying free surplus generated, including
other operations	2,922	2,455	2,688	19%	9%

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).

(iii)  Movement in free surplus - long-term business and asset management operations

	2016 £m
	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
	note 10	note (b)		note (b)
Underlying free surplus generated	3,080	508	3,588	(666)	2,922
Loss attaching to held for sale Korea life businessnote 10	(86)	-	(86)	-	(86)
Other non-operating itemsnote (c)	(932)	(38)	(970)	(169)	(1,139)
	2,062	470	2,532	(835)	1,697
Net cash flows to parent companynote (d)	(1,236)	(482)	(1,718)	1,718	-
External dividends			-	(1,267)	(1,267)
Exchange rate movements, timing differences and
other itemsnote (e)	356	112	468	1,144	1,612
Net movement in free surplus	1,182	100	1,282	760	2,042
Balance at 1 January 2016:
Balance at beginning of year	5,642	1,124	6,766	1,224	7,990
Opening adjustments*	(1,473)	-	(1,473)	(345)	(1,818)
	4,169	1,124	5,293	879	6,172
Balance at end of year	5,351	1,224	6,575	1,639	8,214

Representing:
Asia operations			2,142	-	2,142
US operations			2,418	-	2,418
UK operations			2,015	-	2,015
Other operations			-	1,639	1,639
			6,575	1,639	8,214

Balance at 1 January 2016:*
Asia operations			1,814	-	1,814
US operations			1,733	-	1,733
UK operations			1,746	-	1,746
Other operations			-	879	879
			5,293	879	6,172

*       Opening adjustments represent the impact of implementation of Solvency II at 1 January 2016 (see note 2 for details), together with the effect of a reclassification between long-term business and other operations, as discussed in note 9(v). Balance at 1January 2016 has been presented after the opening adjustments.

	2015* £m
	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
		note (b)		note (b)
Underlying free surplus generated	2,537	506	3,043	(588)	2,455
Disposal of Japan life business	23	-	23	-	23
Results of the held for sale Korea life businessnote 17	15	-	15	-	15
Other non-operating itemsnote (c)	(415)	(53)	(468)	29	(439)
	2,160	453	2,613	(559)	2,054
Net cash flows to parent companynote (d)	(1,271)	(354)	(1,625)	1,625	-
External dividends	-	-	-	(974)	(974)
Exchange rate movements, timing differences and
other itemsnote (e)	560	159	719	(307)	412
Net movement in free surplus	1,449	258	1,707	(215)	1,492
Balance at beginning of year	4,193	866	5,059	1,439	6,498
Balance at end of year	5,642	1,124	6,766	1,224	7,990

*       The 2015 comparative results have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).

Notes
(a)   Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.
(b)   Free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders' equity, net of goodwill. Free surplus for other operations is taken to be EEV basis post-tax earnings and shareholders' equity net of goodwill, with subordinated debt recorded as free surplus to the extent that it is classified as available capital under Solvency II.
(c)   Non-operating items are principally short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.
(d)   Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(e)   Exchange rate movements, timing differences and other items represent:
	2016 £m
	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
Exchange rate movements	633	83	716	48	764
Mark to market value movements on Jackson assets
backing surplus and required capitalnote 9	(11)	-	(11)	-	(11)
Other itemsnote (f)	(266)	29	(237)	1,096	859
	356	112	468	1,144	1,612

	2015 £m
	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
Exchange rate movements	67	3	70	10	80
Mark to market value movements on Jackson assets
backing surplus and required capital	(76)	-	(76)	-	(76)
Other itemsnote (f)	569	156	725	(317)	408
	560	159	719	(307)	412

(f)    Other items include the movements in subordinated debt for Other operations, together with the effect of intra-group loans and other non-cash items. The 2015 results also included the effect of a classification change of £702 million from Other operations to UK insurance operations in order to align with Solvency II segmental reporting, with no overall effect on the Group's EEV.

12 Expected transfer of value of in-force business and required capital to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2016 and 2015 totals for the emergence of free surplus as follows:

	2016 £m	2015* £m
Required capitalnote 10	10,296	9,282
Value of in-force business (VIF)note 10	24,937	19,198
Add back: deduction for cost of time value of guaranteesnote 10	998	1,100
Expected free surplus generation from the sale of Korea life businessnote 17	(76)	-
Other itemsnote	(1,430)	(1,714)
Total	34,725	27,866

*       In order to show the cash flows for UK insurance operations on a comparable basis, the 2015 comparative results for UK insurance operations reflect the impact of the implementation of Solvency II at 1 January 2016 (see note 2 for details).

Note
'Other items' represent amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. In particular, other items include the deduction of the shareholders' interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's EEV reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

		2016 £m
		Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus
	2016 Total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations*	16,393	5,141	3,331	2,209	1,515	3,118	1,079
US operations	10,556	5,542	3,203	1,240	372	199	-
UK insurance operations	7,776	2,890	1,931	1,119	901	899	36
Total	34,725	13,573	8,465	4,568	2,788	4,216	1,115
	100%	39%	25%	13%	8%	12%	3%

*       Asia operations exclude the cash flows in respect of the held for sale Korea life business.
		2015 £m
		Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus
	2015 Total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations	11,858	3,916	2,552	1,669	1,115	2,055	551
US operations	8,740	4,361	2,752	1,129	383	115	-
UK insurance operations**	7,268	2,446	1,812	1,198	866	920	26
Total**	27,866	10,723	7,116	3,996	2,364	3,090	577
	100%	38%	26%	14%	9%	11%	2%

**     In order to show the cash flows for UK insurance operations on a comparable basis, the 2015 comparative results for UK insurance operations reflect the impact of the implementation of Solvency II at 1 January 2016 (see note 2 for details).
13 Sensitivity of results to alternative assumptions
(a)   Sensitivity analysis - economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2016 and 31 December 2015 and the new business contribution after the effect of required capital for 2016 and 2015 to:
-    1 per cent increase in the discount rates;
-    1 per cent increase in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
-    0.5 per cent decrease in interest rates* (1 per cent decrease for 2015), including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
-    1 per cent rise in equity and property yields;
-    10 per cent fall in market value of equity and property assets (embedded value only);
-    The statutory minimum capital level by contrast to EEV basis required capital for (embedded value only); and
-    5 basis points increase in UK long-term expected defaults.

*       To reflect the current level of low interest rates, the sensitivity of new business contribution and embedded value to a 0.5 per cent reduction in interest rates is shown for 2016.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution

	2016 £m				2015 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations*	US operations	UK insurance operations**	Total long-term business operations
New business contributionnote 4	2,030	790	268	3,088	1,482	809	318	2,609
Discount rates - 1% increase	(375)	(43)	(32)	(450)	(254)	(38)	(40)	(332)
Interest rates - 1% increase	51	64	27	142	30	80	7	117
Interest rates - 1% decrease	-	-	-	-	(78)	(127)	(9)	(214)
Interest rates - 0.5% decrease	(30)	(49)	(15)	(94)	-	-	-	-
Equity/property yields - 1% rise	129	91	28	248	71	95	20	186
Long-term expected defaults - 5 bps increase	-	-	(2)	(2)	-	-	(8)	(8)

*       In order to show the Asia long-term business on a comparable basis, the 2015 comparatives for new business contribution have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
**     The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.

Embedded value of long-term business operations

	31 Dec 2016 £m				31 Dec 2015 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
Shareholders' equitynote 9	18,472	11,805	10,307	40,584	13,643	9,487	9,647	32,777
Discount rates - 1% increase	(2,078)	(379)	(809)	(3,266)	(1,448)	(271)	(586)	(2,305)
Interest rates - 1% increase	(701)	(241)	(638)	(1,580)	(380)	(46)	(328)	(754)
Interest rates - 1% decrease	-	-	-	-	132	(93)	426	465
Interest rates - 0.5% decrease	248	25	369	642	-	-	-	-
Equity/property yields - 1% rise	771	653	314	1,738	506	514	271	1,291
Equity/property market values - 10% fall	(361)	(11)	(399)	(771)	(246)	(411)	(373)	(1,030)
Statutory minimum capital	150	223	-	373	148	162	4	314
Long-term expected defaults - 5 bps increase	-	-	(138)	(138)	-	-	(141)	(141)

*       The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumptions shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for changes in interest rates, the effect shown above for Jackson would also be recorded within the fair value movements on assets backing surplus and required capital, which are taken directly to shareholders' equity.

(b)   Sensitivity analysis - non-economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2016 and 31 December 2015 and the new business contribution after the effect of required capital for 2016 and 2015 to:
-    10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
-    10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
-    5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

New business contribution

	2016 £m				2015 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations*	US operations	UK insurance operations**	Total long-term business operations
New business contributionnote 4	2,030	790	268	3,088	1,482	809	318	2,609
Maintenance expenses - 10% decrease	33	10	3	46	27	8	2	37
Lapse rates - 10% decrease	132	26	11	169	104	25	9	138
Mortality and morbidity - 5% decrease	57	4	(4)	57	49	1	(13)	37
Change representing effect on:
Life business	57	4	-	61	49	1	1	51
UK annuities	-	-	(4)	(4)	-	-	(14)	(14)

*       In order to show the Asia long-term business on a comparable basis, the 2015 comparatives for new business contribution have been adjusted from those previously published for the reclassification of the results attributable to the held for sale Korea life business (see note 17 for details).
**     The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.

Embedded value of long-term business operations

	31 Dec 2016 £m				31 Dec 2015 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
Shareholders' equitynote 9	18,472	11,805	10,307	40,584	13,643	9,487	9,647	32,777
Maintenance expenses - 10% decrease	187	104	91	382	153	80	68	301
Lapse rates - 10% decrease	659	533	79	1,271	508	394	75	977
Mortality and morbidity - 5% decrease	554	192	(302)	444	449	172	(299)	322
Change representing effect on:
Life business	554	192	12	758	449	172	11	632
UK annuities	-	-	(314)	(314)	-	-	(310)	(310)

*       The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.

14 Methodology and accounting presentation
(a)   Methodology

Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

-    the present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
-      the cost of locked-in required capital; and
-      the time value of cost of options and guarantees;
-    locked-in required capital; and
-    the shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results as explained in note 14(b)(iii), no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 14(b)(i).
(i)    Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business, including the Group's investments in joint venture and associate insurance operations, for which the value of new and in-force contracts is attributable to shareholders. The post-tax EEV basis results for the Group's covered business are then combined with the post-tax IFRS basis results of the Group's asset management and other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note 14(a)(vii).
The definition of long-term business operations comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.
Covered business comprises the Group's long-term business operations, with two exceptions:
-       the closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court-Approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.
-       the presentational treatment of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in 'Other' operations.
A small amount of UK group pensions business is also not modelled for EEV reporting purposes.
(ii)   Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency, mortality and morbidity, as described in note 15. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.
New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.
New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.
The post-tax contribution from new business represents profits determined by applying operating assumptions as at the end of the year.
For UK immediate annuity business and single premium Universal Life products in Asia, primarily in Singapore, the new business contribution is determined by applying economic assumptions reflecting point-of-sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked in when the assets are purchased at the point of sale of the policy. For other business within the Group, end-of-year economic assumptions are used.
New business profitability is a key metric for the Group's management of the development of the business. In addition, post-tax new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of regular premium new business, allowing for lapses and other assumptions made in determining the EEV new business contribution.
Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders' equity as they arise.
The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on an IFRS basis.
However, in determining the movements on the additional shareholders' interest, the basis for calculating the EEV result for Jackson acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that, broadly speaking, are held for the longer term.
Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation (depreciation) on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.
(iii)  Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's long-term business. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.
The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.
Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.
(iv)  Financial options and guarantees
Nature of financial options and guarantees in Prudential's long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.
There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.
US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity (FA) and variable annuity (VA) lines of business.
Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for both years, depending on the particular product, jurisdiction where issued, and date of issue. For 2016, 87 per cent (2015: 87 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.6 per cent (2015: 2.6 per cent).
Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.
Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable upon depletion of funds (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)), or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholders' value in the event of poor equity market performance. Jackson hedges the GMWB and GMDB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.
Jackson also issues fixed index annuities (FIA) that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns are of a similar nature to those described above for fixed annuities.
UK insurance operations
For covered business, the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.
With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The PAC with-profits fund also held a provision on the Solvency II basis of £62 million at 31 December 2016 (Pillar I Peak 2 basis at 31 December 2015: £47 million) to honour guarantees on a small number of guaranteed annuity option products.
The Group's main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Solvency II basis of £571 million was held in SAIF at 31 December 2016 (Pillar I Peak 2 basis at 31 December 2015: £412 million) to honour the guarantees. As described in note 14(a)(i), the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders' funds.

Time value
The value of financial options and guarantees comprises two parts:
-       The first part arises from a deterministic valuation on best estimate assumptions (the intrinsic value).
-       The second part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 15(iv), (v) and (vi).
In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.
In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(v)   Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets subject to it being at least the local statutory minimum requirements.
For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. Following the implementation of Solvency II which became effective on 1 January 2016, a portion of future shareholder transfers expected from the with-profits fund is recognised within net worth, together with the associated capital requirements.
For shareholder-backed business the following capital requirements apply:

-    Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target;
-    US operations: the level of required capital has been set at 250 per cent of the risk-based capital (RBC) required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and
-    UK insurance operations: the capital requirements are set at the Solvency II Solvency Capital Requirement (SCR) for shareholder-backed business as a whole; for 2015, the capital requirements were set to an amount at least equal to the higher of Solvency I Pillar I and Pillar II requirements for shareholder-backed business as a whole.

(vi)  With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group's Asia operations.
(vii) Internal asset management
The in-force and new business results from long-term business include the projected value of profits or losses from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current year profits from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the unwind of the expected internal asset management profit margin for the year. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the assets for covered business.
(viii) Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin.
For Asia and US operations, the risk-free rates are based on 10-year local government bond yields.
For UK insurance operations, following the implementation of Solvency II on 1 January 2016, the EEV risk-free rate is based on the full term structure of interest rates, ie a yield curve, rather than using a flat 15-year gilt yield (as for 2015). This yield curve is used to determine the embedded value at the end of the reporting period.
The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.
Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.
The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.
Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for the Group's businesses.
The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product-specific beta.
Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.
Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:
-    expected long-term defaults;
-    credit risk premium (to reflect the volatility in downgrade and default levels); and
-    short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.
The practical application of the allowance for credit risk varies depending upon the type of business as described below:
Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly, no additional allowance for credit risk is required.
The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.
US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.
The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 15(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include:
-    How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and
-    Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.
The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in-force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.
The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.
UK operations
(1) Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.
In the annuity MCEV calculations, as the assets are generally held to maturity to match liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on the Solvency II allowance for credit risk. The Solvency II allowance is set by European Insurance and Occupational Pensions Authority (EIOPA) using a prudent assumption that all future downgrades will be replaced annually, and allowing for the credit spread floor.
For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for a best estimate credit risk allowance. The remaining elements of prudence within the Solvency II allowance are incorporated into the risk margin included in the discount rate, shown in note 14(iii).
In 2015, the allowance for liquidity premium was based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1-notch downgrade of the asset portfolio subject to credit risk; and an allowance for short-term downgrades and defaults.
(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that attributable to the PAC with-profits fund, the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk for this business is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.
(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over risk free, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.
Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.
A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses. For the Group's Asia operations in China, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points. For the Group's US business and UK business, no additional allowance is necessary.
In 2015, for UK shareholder-backed annuity business, a further allowance of 50 basis points was used to reflect the longevity risk, which is covered by the solvency capital requirements following the implementation of Solvency II from 1 January 2016.
(ix)  Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year-end exchange rates. The principal exchange rates are shown in note A1 of the IFRS financial statements.
(x)   Taxation
In determining the post-tax profit for the year for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been announced and substantively enacted by the end of the reporting period.
(xi)  Inter-company arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension policies in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to the PAC non-profit sub-fund.
(b)   Accounting presentation
(i)    Analysis of post-tax profit
To the extent applicable, the presentation of the EEV post-tax profit for the year is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns (which are determined as described in note 14(b)(ii) below) and incorporate the following:
-    new business contribution, as defined in note 14(a)(ii);
-    unwind of discount on the value of in-force business and other expected returns, as described in note 14(b)(iii) below;
-    the impact of routine changes of estimates relating to operating assumptions, as described in note 14(b)(iv) below; and
-    operating experience variances, as described in note 14(b)(v) below.
Non-operating results comprise the recurrent items of:
-    short-term fluctuations in investment returns;
-    the mark to market value movements on core borrowings; and
-    the effect of changes in economic assumptions.
In addition, non-operating profit also includes the effect of adjustment to the carrying value of the held for sale Korea life business in 2016 and a reclassification of the result attributable to the held for sale Korea life business in both years (see note 17 for details).
Total profit attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.
(ii)   Investment returns included in operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 14(b)(iii) below.
For the purpose of determining the long-term returns for debt securities of US operations for FA and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end-of-period risk-free rates and equity risk premium. For US VA separate account business, operating profit includes the unwind of discount on the opening value of in-force business adjusted to reflect end-of-period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.
For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the operating result for the year.
(iii)  Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to:
-   the value of in-force business at the beginning of the year (adjusted for the effect of current year economic and operating assumption changes); and
-   required capital and surplus assets.

UK operations
In applying this general approach, the unwind of discount included in operating profit is determined by reference to the following:

-   The unwind is determined by reference to an implied single risk discount rate for 2016. Following the implementation of Solvency II the EEV risk-free rate is based on a yield curve (as set out in note 14a(viii) above), which is used to derive a single implied discount rate which, if this rate had been used, would reproduce the same embedded value as that calculated by reference to the yield curve. The difference between the operating profit determined using the single implied discount rate and that derived using the yield curve is included within non-operating profit.
-   For with-profits business, the opening value of in-force is adjusted for the effect of short-term investment volatility due to market movements (ie smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2016, the shareholders' interest in the smoothed surplus assets used for this purpose only were £77 million lower (31 December 2015: £58 million lower) than the surplus assets carried in the statement of financial position.

(iv)  Effect of changes in operating assumptions
Operating profit includes the effect of changes to non-economic assumptions on the value of in-force at the end of the year. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force as operating assumption changes, with the experience variances subsequently being determined by reference to the end-of-period assumptions (see note 14(b)(v) below).

(v)   Operating experience variances
Operating profit includes the effect of experience variances on non-economic assumptions, such as persistency, mortality and morbidity, expenses and other factors, which are calculated with reference to the end-of-period assumptions.

(vi)  Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the year caused by changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, are recorded in non-operating results. For UK insurance operations, the effect is after allowing for the recalculation of transitional measures on technical provisions.

15 Assumptions

Principal economic assumptions
The EEV basis results for the Group's operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to year-end risk-free rates of return (defined below for each of the Group's insurance operations). Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the year.

(i)    Asia operationsnotes (b), (c)
The risk-free rates of return for Asia operations are defined as 10-year government bond yields at the end of the year.

	Risk discount rate %				10-year government bond yield %		Expected long-term Inflation %
	New business		In-force business
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2016	2015	2016	2015	2016	2015	2016	2015
China	9.6	9.4	9.6	9.4	3.1	2.9	2.5	2.5
Hong Kongnotes (b), (d)	3.9	3.7	3.9	3.7	2.5	2.3	2.3	2.3
Indonesia	12.0	12.8	12.0	12.8	8.1	8.9	5.0	5.0
Malaysianote (d)	6.8	6.6	6.9	6.7	4.3	4.2	2.5	2.5
Philippines	11.6	11.3	11.6	11.3	4.8	4.6	4.0	4.0
Singaporenote (d)	4.2	4.3	5.0	5.1	2.5	2.6	2.0	2.0
Taiwan	4.0	4.0	4.0	3.9	1.2	1.0	1.0	1.0
Thailand	9.4	9.3	9.4	9.3	2.7	2.5	3.0	3.0
Vietnam	13.0	13.8	13.0	13.8	6.3	7.1	5.5	5.5
Total weighted risk discount ratenote (a)	5.3	5.9	6.1	6.4

Notes
(a)   The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the post-tax EEV basis new business contribution and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in 10-year government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.
(b)   For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(c)   Equity risk premiums in Asia range from 3.5 per cent to 8.7 per cent (2015: from 3.5 per cent to 8.6 per cent).
(d)   The mean equity return assumptions for the most significant equity holdings of the Asia operations are:

	31 Dec 2016%	31 Dec 2015%
Hong Kong	6.5	6.3
Malaysia	10.2	10.2
Singapore	8.5	8.6

(ii)   US operations
The risk-free rates of return for US operations are defined as 10-year treasury bond yield at the end of the year.

	31 Dec 2016%	31 Dec 2015%
Assumed new business spread margins:*
Fixed annuity business:**
January to June issues	1.25	1.25
July to December issues	1.25	1.50
Fixed index annuity business:
January to June issues	1.50	1.50
July to December issues	1.50	1.75
Institutional business	0.50	0.70
Allowance for long-term defaults included in projected spreadnote 14(a)(viii)	0.21	0.24
Risk discount rate:
Variable annuity:
Risk discount rate	6.9	6.8
Additional allowance for credit risk included in risk discount ratenote 14(a)(viii)	0.2	0.2
Non-variable annuity:
Risk discount rate	4.1	3.9
Additional allowance for credit risk included in risk discount ratenote 14(a)(viii)	1.0	1.0
Weighted average total:
New business	6.8	6.7
In-force business	6.5	6.2
US 10-year treasury bond yield	2.5	2.3
Pre-tax expected long-term nominal rate of return for US equities	6.5	6.3
Expected long-term rate of inflation	3.0	2.8
Equity risk premium	4.0	4.0
S&P equity return volatilitynote (v)	18.0	18.0

*       including the proportion of variable annuity business invested in the general account and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.
**     including the proportion of variable annuity business invested in the general account.

(iii)  UK insurance operations
Effective from 1 January 2016, following the implementation of Solvency II, the EEV risk-free rate is based on the full term structure of interest rates, ie a yield curve, which is used to determine the embedded value at the end of the reporting period. For 2016, these yield curves are used to derive pre-tax expected long-term nominal rates of investment return and risk discount rates. For the purpose of determining the unwind of discount in the analysis of operating profit, these yield curves are used to derive a single implied risk discount rate, as explained in note 14(a)(viii).

For 2015, risk-free rates of return and risk discount rates were based on a flat 15-year gilt yield at the end of the year.

The key economic assumptions are shown below for both years, for 2016 the single implied risk discount rate is shown, along with the 15-year nominal rate of return based on the yield curve. For 2015 the long-term nominal rates of return are shown.

	31 Dec 2016%	31 Dec 2015%
Shareholder-backed annuity business:note (a)
Risk discount rate:
New business	3.9	5.7
In-force business	4.5	7.4
Pre-tax expected 15-year / long-term nominal rates of investment return:note (b)
New business	3.0	3.5
In-force business	2.8	3.5
With-profits and other business:
Risk discount rate:*
New business	4.7	5.6
In-force business	4.9	5.7
Pre-tax expected 15-year / long-term nominal rates of investment return:note (b)
Overseas equities	6.2 to 9.4	6.3 to 9.4
Property	4.5	5.2
15-year gilt yield	1.7	2.4
Corporate bonds	3.5	4.1
Expected 15-year / long-term rate of inflation	3.6	3.1
Equity risk premium	4.0	4.0

*       The risk discount rates for with-profits and other business shown above represents a weighted average total of the rates applied to determine the present value of future cash flows, including a portion of future with-profits business shareholders' transfers recognised in net worth

Notes
(a)   For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and risk discount rates for new and in-force businesses reflect the effect of changes in asset yields (based on average yields for new business).
(b)   The table below shows the pattern of the UK risk-free Solvency II spot yield curve at the end of 31 December 2016:

			31 Dec 2016
Year	1	5	10	15	20
Risk-free rate (%)	0.4	0.7	1.1	1.3	1.3

Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of the financial options and guarantees as referred to in note 14(a)(iv).

(iv)  Asia operations

-    The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations.
-    The principal asset classes are government and corporate bonds.
-    The asset return models are similar to the models as described for UK insurance operations below.
-    The volatility of equity returns ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent for both years.

(v)   US operations (Jackson)

-    Interest rates and equity returns are projected using a log-normal generator reflecting historical market data.
-    Corporate bond returns are based on treasury yields plus a spread that reflects current market conditions.
-    The volatility of equity returns ranges from 18 per cent to 27 per cent for both years, and the standard deviation of interest rates ranges from 2.3 per cent to 2.6 per cent (2015: from 2.2 per cent to 2.5 per cent).

(vi)  UK insurance operations

-    Interest rates are projected using a stochastic interest rate model calibrated to the current market yields.
-    Equity returns are assumed to follow a log-normal distribution.
-    The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread.
-    Property returns are also modelled on a risk-free return plus a risk premium with a stochastic process reflecting total property returns.
-    The standard deviation of equities and property ranges from 15 per cent to 20 per cent for both years.

Operating assumptions

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan), expense overruns are reported where these are expected to be short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises:
-    expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and
-    expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

Tax rates
The assumed long-term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cash flows as explained in note 14(a)(x).

The local standard corporate tax rates applicable for the most significant operations for 2016 and 2015 are as follows:

Standard corporate tax rates	%
Asia operations:
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25.0
Malaysia	2015: 25.0; from 2016: 24.0
Singapore	17.0
US operations	35.0
UK operations*	2015: 20.0; from 2017: 19.0; from 2020: 17.0

*       The Finance Bill included a reduction in the UK corporate tax rate from 18 per cent to 17 per cent effective from 1 April 2020. The impact of this reduction on the UK in-force business is shown in note 5(iv)(b).

16 New business premiums and contributionsnote (i)

	Single premiums		Regular premiums		Annual premium and contribution equivalents (APE)		Present value of new business premiums (PVNBP)*
					note 14(a)(ii)		note 14(a)(ii)
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
Group insurance operations
Asia**	2,397	1,938	3,359	2,518	3,599	2,712	19,271	14,428
US	15,608	17,286	-	-	1,561	1,729	15,608	17,286
UK***	9,836	6,955	177	179	1,160	874	10,513	7,561
Group total excluding UK bulk annuities**	27,841	26,179	3,536	2,697	6,320	5,315	45,392	39,275
UK bulk annuities***	-	1,508	-	-	-	151	-	1,508
Group total**	27,841	27,687	3,536	2,697	6,320	5,466	45,392	40,783

Asia insurance operations
Cambodia	-	-	14	8	14	8	66	38
Hong Kong	1,140	546	1,798	1,158	1,912	1,213	10,930	7,007
Indonesia	236	230	255	303	279	326	1,048	1,224
Malaysia	110	100	233	201	244	211	1,352	1,208
Philippines	91	146	61	44	70	59	278	287
Singapore	523	454	299	264	351	309	2,627	2,230
Thailand	80	69	81	88	89	95	404	422
Vietnam	6	6	115	82	116	83	519	343
SE Asia operations including Hong Kong	2,186	1,551	2,856	2,148	3,075	2,304	17,224	12,759
Chinanote (ii)	124	308	187	111	199	142	880	739
Taiwan	36	45	146	127	150	131	499	442
Indianote (iii)	51	34	170	132	175	135	668	488
Total Asia insurance operations**	2,397	1,938	3,359	2,518	3,599	2,712	19,271	14,428

US insurance operations
Variable annuities	10,653	11,977	-	-	1,065	1,198	10,653	11,977
Elite Access (variable annuity)	2,056	3,144	-	-	206	314	2,056	3,144
Fixed annuities	555	477	-	-	55	48	555	477
Fixed index annuities	508	458	-	-	51	46	508	458
Wholesale	1,836	1,230	-	-	184	123	1,836	1,230
Total US insurance operations	15,608	17,286	-	-	1,561	1,729	15,608	17,286

UK and Europe insurance operations
Individual annuities	546	565	-	-	55	57	546	565
Bonds	3,834	3,327	-	-	384	333	3,835	3,328
Corporate pensions	110	175	121	135	132	152	479	600
Individual pensions	2,532	1,185	35	32	289	150	2,681	1,295
Income drawdown	1,649	1,024	-	-	165	102	1,649	1,024
Other products	1,165	679	21	12	135	80	1,323	749
Total Retail	9,836	6,955	177	179	1,160	874	10,513	7,561
Wholesale	-	1,508	-	-	-	151	-	1,508
Total UK and Europe insurance operations	9,836	8,463	177	179	1,160	1,025	10,513	9,069

Group total**	27,841	27,687	3,536	2,697	6,320	5,466	45,392	40,783

Group total excluding UK bulk annuities**	27,841	26,179	3,536	2,697	6,320	5,315	45,392	39,275

*       For 2016, the risk discount rates used to calculate PVNBP for UK insurance operations are on a basis that reflects the Solvency II regime effective on 1 January  2016 (see note 2 for details). The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.
**     The new business premiums and contributions exclude the results attributable to the held for sale Korea life business (see note 17 for details). The 2015 comparatives have been similarly adjusted.
***    Following Prudential's withdrawal from the UK bulk annuity market, the 2015 comparative results for UK bulk annuities new business have been presented separately.

Notes
(i)    The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. A reconciliation of APE and gross earned premiums on an IFRS basis is provided in Note E within the EEV unaudited financial information.
(ii)    New business in China is included at Prudential's 50 per cent interest in the China life operation.
(iii)   New business in India is included at Prudential's 26 per cent interest in the India life operation.

17 Agreement to sell Korea life business

In November 2016, the Group reached an agreement to sell the life insurance subsidiary in Korea, PCA Life Insurance, to Mirae Asset Life Insurance for KRW 170 billion (£114 million at 31 December 2016 closing exchange rate). Completion of the transaction is subject to regulatory approval.

Consistent with the classification of the business as held for sale for IFRS reporting, the EEV carrying value has been set to £105 million at 31 December 2016, representing the estimated proceeds, net of £9 million of related expenses.

In order to facilitate comparisons of the Group's retained businesses, the EEV basis operating profit excludes the contribution from the Korea life business. The 2015 comparative results have been similarly adjusted. For 2016, the post-tax result for the year of £5 million, including short-term fluctuations in investment returns and the effect of changes in economic assumptions, together with the £(415) million adjustment to the carrying value have given rise to an aggregate loss of £(410) million. The 2015 amount of £39 million represents the previously reported profit after tax for this business.

The tables below show the results of the held for sale Korea life business which were included in the Group's results for half year 2016 and full year 2015.

EEV post-tax results
	Half year 2016 £m	Full year 2015 £m
Operating profit
New business contribution	3	8
Profit from business in force	3	33
	6	41
Non-operating loss	(17)	(2)
Total profit after tax	(11)	39

Underlying free surplus generated
New business contribution	(9)	(27)
Profit from business in force	3	34
	(6)	7
Non-operating profit	17	8
Total free surplus generated	11	15

New business premiums and contributions
	Single premiums £m	Regular premiums £m	Annual premium and contribution equivalents (APE) £m	Present value of new business premiums (PVNBP) £m
Half year 2016	42	46	50	276
Full year 2015	182	123	141	780

Additional EEV financial information*

A   New Business

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under Prudential Regulation Authority regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Post-tax New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our EEV basis results supplement. The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016. The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

*       The additional financial information is not covered by the KPMG independent audit opinion.

Notes to Schedules A(i) to A(v)

(1)   Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) so as to eliminate the impact of exchange translation.
	Average rate**			Closing rate
Local Currency: £	2016	2015	% appreciation (depreciation) of local currency against GBP	31 Dec 2016	31 Dec 2015	% appreciation (depreciation) of local currency against GBP
China	8.99	9.61	7%	8.59	9.57	11%
Hong Kong	10.52	11.85	13%	9.58	11.42	19%
Indonesia	18,026.11	20,476.93	14%	16,647.30	20,317.71	22%
Malaysia	5.61	5.97	6%	5.54	6.33	14%
Singapore	1.87	2.10	12%	1.79	2.09	17%
Thailand	47.80	52.38	10%	44.25	53.04	20%
US	1.35	1.53	13%	1.24	1.47	19%
Vietnam	30,292.79	33,509.21	11%	28,136.99	33,140.64	18%

**     Average rate is for the 12 month period to 31 December.

(1a)   Insurance new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for the second half of the year represent the difference between the year-to-date reported sterling results at the year end and the results for the first half of the year. The second half results therefore include the true up between the first half and full year average exchange rates applied to the first half sales.
(1b)   Insurance new business for overseas operations for 2015 has been calculated using constant exchange rates (CER).
(2)      Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to rounding. Present value of new business premiums (PVNBPs) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit. For 2016, the risk discount rates used to calculate PVNBP for UK insurance operations are on a basis that reflects the Solvency II regime effective on 1 January 2016. The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.
(3)      Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.
(4)      New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5)      Balance Sheet figures have been calculated at the closing exchange rate.
(6)      New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7)      Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(8)      Investment flows for the period exclude year-to-date Eastspring Money Market Funds (MMF) gross inflows of £146,711 million (2015: £89,553 million) and net inflows of £403 million (2015: net inflows £1,066 million).
(9)      Total Group Investment Operations funds under management exclude MMF funds under management of £7,714 million at 31 December 2016 (31 December 2015: £6,006 million).
(10)   The 2016 results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime effective from 1 January 2016. The 2015 comparative results for UK insurance operations reflect the Solvency I basis being the regime applicable for the year.
(11)   Following Prudential's withdrawal  from the UK bulk annuity market, the 2015 comparative results for UK bulk annuities new business have been presented separately.
(12)   The 2015 comparatives for Asia insurance operations have been adjusted to exclude the contribution from the held for sale Korea life business (APE sales of £141 million, PVNBP of £780 million, and new business contribution of £8 million).

Schedule A(i) New Business Insurance Operations (Actual Exchange Rates)

	Single premium			Regular premium			Annual Equivalents			PVNBP
	2016	2015		2016	2015		2016	2015		2016	2015
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia(1a) (12)	2,397	1,938	24%	3,359	2,518	33%	3,599	2,712	33%	19,271	14,428	34%
US(1a)	15,608	17,286	(10)%	-	-	-	1,561	1,729	(10)%	15,608	17,286	(10)%
UK retail(11)	9,836	6,955	41%	177	179	(1)%	1,160	874	33%	10,513	7,561	39%
Group total excluding UK bulk annuities(12)	27,841	26,179	6%	3,536	2,697	31%	6,320	5,315	19%	45,392	39,275	16%
UK bulk annuities(11)	-	1,508	(100)%	-	-	-	-	151	(100)%	-	1,508	(100)%
Group Total(12)	27,841	27,687	1%	3,536	2,697	31%	6,320	5,466	16%	45,392	40,783	11%

Asia Insurance Operations(1a)
Cambodia	-	-	-	14	8	75%	14	8	75%	66	38	74%
Hong Kong	1,140	546	109%	1,798	1,158	55%	1,912	1,213	58%	10,930	7,007	56%
Indonesia	236	230	3%	255	303	(16)%	279	326	(14)%	1,048	1,224	(14)%
Malaysia	110	100	10%	233	201	16%	244	211	16%	1,352	1,208	12%
Philippines	91	146	(38)%	61	44	39%	70	59	19%	278	287	(3)%
Singapore	523	454	15%	299	264	13%	351	309	14%	2,627	2,230	18%
Thailand	80	69	16%	81	88	(8)%	89	95	(6)%	404	422	(4)%
Vietnam	6	6	-	115	82	40%	116	83	40%	519	343	51%
SE Asia Operations including Hong Kong	2,186	1,551	41%	2,856	2,148	33%	3,075	2,304	33%	17,224	12,759	35%
China(6)	124	308	(60)%	187	111	68%	199	142	40%	880	739	19%
Taiwan	36	45	(20)%	146	127	15%	150	131	15%	499	442	13%
India(4)	51	34	50%	170	132	29%	175	135	30%	668	488	37%
Total Asia Insurance Operations(12)	2,397	1,938	24%	3,359	2,518	33%	3,599	2,712	33%	19,271	14,428	34%

US Insurance Operations(1a)
Variable annuities	10,653	11,977	(11)%	-	-	-	1,065	1,198	(11)%	10,653	11,977	(11)%
Elite Access (variable annuity)	2,056	3,144	(35)%	-	-	-	206	314	(34)%	2,056	3,144	(35)%
Fixed annuities	555	477	16%	-	-	-	55	48	15%	555	477	16%
Fixed index annuities	508	458	11%	-	-	-	51	46	11%	508	458	11%
Wholesale	1,836	1,230	49%	-	-	-	184	123	50%	1,836	1,230	49%
Total US Insurance Operations	15,608	17,286	(10)%	-	-	-	1,561	1,729	(10)%	15,608	17,286	(10)%

UK & Europe Insurance Operations
Individual annuities	546	565	(3)%	-	-	-	55	57	(4)%	546	565	(3)%
Bonds	3,834	3,327	15%	-	-	-	384	333	15%	3,835	3,328	15%
Corporate pensions	110	175	(37)%	121	135	(10)%	132	152	(13)%	479	600	(20)%
Individual pensions	2,532	1,185	114%	35	32	9%	289	150	93%	2,681	1,295	107%
Income drawdown	1,649	1,024	61%	-	-	-	165	102	62%	1,649	1,024	61%
Other products	1,165	679	72%	21	12	75%	135	80	69%	1,323	749	77%
Total UK Retail	9,836	6,955	41%	177	179	(1)%	1,160	874	33%	10,513	7,561	39%
UK bulk annuities	-	1,508	(100)%	-	-	-	-	151	(100)%	-	1,508	(100)%
Total UK & Europe Insurance Operations	9,836	8,463	16%	177	179	(1)%	1,160	1,025	13%	10,513	9,069	16%

Group Total(12)	27,841	27,687	1%	3,536	2,697	31%	6,320	5,466	16%	45,392	40,783	11%

Group total excluding UK bulk annuities(11) (12)	27,841	26,179	6%	3,536	2,697	31%	6,320	5,315	19%	45,392	39,275	16%

Schedule A(ii) New Business Insurance Operations (Constant Exchange Rates)

Note:      In schedule A(ii) constant exchange rates (CER) have been used to calculate insurance new business for overseas operations for 2015.

	Single premium			Regular premium			Annual Equivalents			PVNBP
	2016	2015		2016	2015		2016	2015		2016	2015
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia(1a) (1b) (12)	2,397	2,150	11%	3,359	2,805	20%	3,599	3,020	19%	19,271	16,081	20%
US(1a) (1b)	15,608	19,499	(20)%	-	-	-	1,561	1,950	(20)%	15,608	19,499	(20)%
UK retail(11)	9,836	6,955	41%	177	179	(1)%	1,160	874	33%	10,513	7,561	39%
Group total excluding UK bulk annuities(11) (12)	27,841	28,604	(3)%	3,536	2,984	18%	6,320	5,844	8%	45,392	43,141	5%
UK bulk annuities	-	1,508	(100)%	-	-	-	-	151	(100)%	-	1,508	(100)%
Group Total(12)	27,841	30,112	(8)%	3,536	2,984	18%	6,320	5,995	5%	45,392	44,649	2%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	-	14	8	75%	14	8	75%	66	43	53%
Hong Kong	1,140	616	85%	1,798	1,306	38%	1,912	1,368	40%	10,930	7,895	38%
Indonesia	236	262	(10)%	255	345	(26)%	279	371	(25)%	1,048	1,391	(25)%
Malaysia	110	106	4%	233	214	9%	244	225	8%	1,352	1,287	5%
Philippines	91	158	(42)%	61	48	27%	70	63	11%	278	311	(11)%
Singapore	523	510	3%	299	296	1%	351	347	1%	2,627	2,507	5%
Thailand	80	76	5%	81	96	(16)%	89	103	(14)%	404	462	(13)%
Vietnam	6	6	-	115	91	26%	116	92	26%	519	379	37%
SE Asia Operations including Hong Kong	2,186	1,734	26%	2,856	2,404	19%	3,075	2,577	19%	17,224	14,275	21%
China(6)	124	329	(62)%	187	119	57%	199	152	31%	880	789	12%
Taiwan	36	50	(28)%	146	141	4%	150	146	3%	499	491	2%
India(4)	51	37	38%	170	141	21%	175	145	21%	668	526	27%
Total Asia Insurance Operations(12)	2,397	2,150	11%	3,359	2,805	20%	3,599	3,020	19%	19,271	16,081	20%

US Insurance Operations(1a) (1b)
Variable annuities	10,653	13,512	(21)%	-	-	-	1,065	1,351	(21)%	10,653	13,512	(21)%
Elite Access (variable annuity)	2,056	3,547	(42)%	-	-	-	206	355	(42)%	2,056	3,547	(42)%
Fixed annuities	555	538	3%	-	-	-	55	54	2%	555	538	3%
Fixed index annuities	508	517	(2)%	-	-	-	51	52	(2)%	508	517	(2)%
Wholesale	1,836	1,385	33%	-	-	-	184	138	33%	1,836	1,385	33%
Total US Insurance Operations	15,608	19,499	(20)%	-	-	-	1,561	1,950	(20)%	15,608	19,499	(20)%

UK & Europe Insurance Operations
Individual annuities	546	565	(3)%	-	-	-	55	57	(4)%	546	565	(3)%
Bonds	3,834	3,327	15%	-	-	-	384	333	15%	3,835	3,328	15%
Corporate pensions	110	175	(37)%	121	135	(10)%	132	152	(13)%	479	600	(20)%
Individual pensions	2,532	1,185	114%	35	32	9%	289	150	93%	2,681	1,295	107%
Income drawdown	1,649	1,024	61%	-	-	-	165	102	62%	1,649	1,024	61%
Other products	1,165	679	72%	21	12	75%	135	80	69%	1,323	749	77%
Total UK Retail	9,836	6,955	41%	177	179	(1)%	1,160	874	33%	10,513	7,561	39%
UK bulk annuities	-	1,508	(100)%	-	-	-	-	151	(100)%	-	1,508	(100)%
Total UK & Europe Insurance Operations	9,836	8,463	16%	177	179	(1)%	1,160	1,025	13%	10,513	9,069	16%

Group Total(12)	27,841	30,112	(8)%	3,536	2,984	18%	6,320	5,995	5%	45,392	44,649	2%

Group total excluding UK bulk annuities(11) (12)	27,841	28,604	(3)%	3,536	2,984	18%	6,320	5,844	8%	45,392	43,141	5%

Schedule A(iii) Total Insurance New Business APE (Actual and Constant Exchange Rates)

Note: In schedule A(iii) amounts for the first half (H1) and second half (H2) of 2015 are presented on both actual exchange rate (AER) and constant exchange rate (CER).

	AER				CER
	2015		2016		2015		2016
	H1	H2	H1	H2	H1	H2	H1	H2
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1a) (12)	1,292	1,420	1,605	1,994	1,408	1,612	1,700	1,899
US(1a)	857	872	782	779	965	985	827	734
UK retail(11)	393	481	593	567	393	481	593	567
Group total excluding UK bulk annuities(11) (12)	2,542	2,773	2,980	3,340	2,766	3,078	3,120	3,200
UK bulk annuities	117	34	-	-	117	34	-	-
Group Total(12)	2,659	2,807	2,980	3,340	2,883	3,112	3,120	3,200

Asia Insurance Operations(1a)
Cambodia	3	5	6	8	4	4	6	8
Hong Kong	519	694	868	1,044	582	786	919	993
Indonesia	183	143	125	154	200	171	133	146
Malaysia	105	106	109	135	104	121	115	129
Philippines	29	30	30	40	31	32	32	38
Singapore	153	156	142	209	168	179	151	200
Thailand	48	47	43	46	50	53	46	43
Vietnam	34	49	44	72	37	55	46	70
SE Asia Operations including Hong Kong	1,074	1,230	1,367	1,708	1,176	1,401	1,448	1,627
China(6)	89	53	109	90	94	58	114	85
Taiwan	61	70	56	94	66	80	61	89
India(4)	68	67	73	102	72	73	77	98
Total Asia Insurance Operations(12)	1,292	1,420	1,605	1,994	1,408	1,612	1,700	1,899

US Insurance Operations(1a)
Variable annuities	606	592	500	565	682	669	529	536
Elite Access (variable annuity)	166	148	99	107	187	168	104	102
Fixed annuities	23	25	28	27	27	27	30	25
Fixed index annuities	21	25	28	23	24	28	30	21
Wholesale	41	82	127	57	45	93	134	50
Total US Insurance Operations	857	872	782	779	965	985	827	734

UK & Europe Insurance Operations
Individual annuities	28	29	33	22	28	29	33	22
Bonds	156	177	196	188	156	177	196	188
Corporate pensions	76	76	74	58	76	76	74	58
Individual pensions	62	88	134	155	62	88	134	155
Income drawdown	39	63	81	84	39	63	81	84
Other products	32	48	75	60	32	48	75	60
Total UK Retail	393	481	593	567	393	481	593	567
UK bulk annuities	117	34	-	-	117	34	-	-
Total UK & Europe Insurance Operations	510	515	593	567	510	515	593	567

Group Total(12)	2,659	2,807	2,980	3,340	2,883	3,112	3,120	3,200

Group total excluding UK bulk annuities(11) (12)	2,542	2,773	2,980	3,340	2,766	3,078	3,120	3,200

Schedule A(iv) Investment Operations (Actual Exchange Rates)

	2015		2016
	H1	H2	H1	H2
	£m	£m	£m	£m
Group Investment Operations
Opening FUM	162,380	163,488	156,686	162,384
Net Flows:(8)	2,186	(3,223)	(7,378)	1,123
- Gross Inflows	32,078	22,392	15,894	24,239
- Redemptions	(29,892)	(25,615)	(23,272)	(23,116)
Other Movements	(1,078)	(3,579)	13,076	11,298
Total Group Investment Operations(9)	163,488	156,686	162,384	174,805

M&G
Retail
Opening FUM	74,289	69,158	60,801	59,217
Net Flows:	(3,418)	(7,440)	(6,122)	(131)
- Gross Inflows	14,264	6,836	6,160	9,625
- Redemptions	(17,682)	(14,276)	(12,282)	(9,756)
Other Movements	(1,713)	(917)	4,538	5,123
Closing FUM	69,158	60,801	59,217	64,209

Comprising amounts for:
UK	38,701	35,738	34,308	35,208
Europe (excluding UK)	28,726	23,524	23,020	26,905
South Africa	1,731	1,539	1,889	2,096
	69,158	60,801	59,217	64,209

Institutional(3)
Opening FUM	62,758	64,242	65,604	70,439
Net Flows:	1,043	2,807	(844)	(993)
- Gross Inflows	6,161	6,365	3,571	3,485
- Redemptions	(5,118)	(3,558)	(4,415)	(4,478)
Other Movements	441	(1,445)	5,679	3,108
Closing FUM	64,242	65,604	70,439	72,554

Total M&G Investment Operations	133,400	126,405	129,656	136,763

PPM South Africa FUM included in Total M&G	5,108	4,365	5,354	6,047

Eastspring - excluding MMF(8)
Third Party Retail(7)
Opening FUM	21,893	26,017	25,541	27,155
Net Flows:	4,235	616	(787)	1,237
- Gross Inflows	11,089	8,165	5,650	9,875
- Redemptions	(6,854)	(7,549)	(6,437)	(8,638)
Other Movements	(111)	(1,092)	2,401	2,401
Closing FUM(5)	26,017	25,541	27,155	30,793

Third Party Institutional Mandates
Opening FUM	3,440	4,071	4,740	5,573
Net Flows:	326	794	375	1,010
- Gross Inflows	564	1,026	513	1,254
- Redemptions	(238)	(232)	(138)	(244)
Other Movements	305	(125)	458	666
Closing FUM(5)	4,071	4,740	5,573	7,249

Total Eastspring Investment Operations	30,088	30,281	32,728	38,042

Schedule A(v) Total Insurance New Business Profit (Actual and Constant Exchange Rates)

Note:      In schedule A(v) amounts for half year (HY) and full year (FY) 2015 and 2016 are presented on both actual exchange rates (AER) and constant exchange rates (CER) basis.

	AER				CER
	2015		2016		2015		2016
	HY	FY	HY	FY	HY	FY	HY	FY
	£m	£m	£m	£m	£m	£m	£m	£m
New Business Profit(1a) (b)
Total Asia Insurance Operations(12)	660	1,482	821	2,030	723	1,660	869	2,030
Total US Insurance Operations	371	809	311	790	417	913	329	790
Total UK retail(10) (11)	80	201	125	268	80	201	125	268
Group total excluding UK bulk annuities(10) (11) (12)	1,111	2,492	1,257	3,088	1,220	2,774	1,323	3,088
UK bulk annuities	75	117	-	-	75	117	-	-
Group Total(12)	1,186	2,609	1,257	3,088	1,295	2,891	1,323	3,088

Annual Equivalent(1a) (b) (2)
Total Asia Insurance Operations(12)	1,292	2,712	1,605	3,599	1,408	3,020	1,698	3,599
Total US Insurance Operations	857	1,729	782	1,561	965	1,950	827	1,561
Total UK retail(11)	393	874	593	1,160	393	874	593	1,160
Group total excluding UK bulk annuities(11) (12)	2,542	5,315	2,980	6,320	2,766	5,844	3,118	6,320
UK bulk annuities	117	151	-	-	117	151	-	-
Group Total(12)	2,659	5,466	2,980	6,320	2,883	5,995	3,118	6,320

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations(12)	51%	55%	51%	56%	51%	55%	51%	56%
Total US Insurance Operations	43%	47%	40%	51%	43%	47%	40%	51%
Total UK retail(10) (11)	20%	23%	21%	23%	20%	23%	21%	23%
Group total excluding UK bulk annuities(10) (11) (12)	44%	47%	42%	49%	44%	47%	42%	49%
UK bulk annuities	64%	77%	N/A	N/A	64%	77%	N/A	N/A
Group Total	45%	48%	42%	49%	45%	48%	42%	49%

PVNBP(1a) (b) (2)
Total Asia Insurance Operations(12)	6,942	14,428	8,679	19,271	7,579	16,081	9,178	19,271
Total US Insurance Operations	8,574	17,286	7,816	15,608	9,645	19,499	8,268	15,608
Total UK retail(10) (11)	3,355	7,561	5,267	10,513	3,355	7,561	5,267	10,513
Group total excluding UK bulk annuities(10) (11) (12)	18,871	39,275	21,762	45,392	20,579	43,141	22,713	45,392
UK bulk annuities	1,169	1,508	-	-	1,169	1,508	-	-
Group Total(12)	20,040	40,783	21,762	45,392	21,748	44,649	22,713	45,392

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations(12)	9.5%	10.3%	9.5%	10.5%	9.5%	10.3%	9.5%	10.5%
Total US Insurance Operations	4.3%	4.7%	4.0%	5.1%	4.3%	4.7%	4.0%	5.1%
Total UK retail(10) (11)	2.4%	2.7%	2.4%	2.5%	2.4%	2.7%	2.4%	2.5%
Group total excluding UK bulk annuities(10) (11) (12)	5.9%	6.3%	5.8%	6.8%	5.9%	6.4%	5.8%	6.8%
UK bulk annuities	6.4%	7.8%	N/A	N/A	6.4%	7.8%	N/A	N/A
Group Total	5.9%	6.4%	5.8%	6.8%	6.0%	6.5%	5.8%	6.8%

B Reconciliation of expected transfer of value of in-force business and required capital to free surplus

The tables below show how the value of in-force business (VIF) generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 3 per cent) of the Group's embedded value emerges after this date, analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2016 results.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2016, the tables also present the expected future free surplus to be generated from the investment made in new business during 2016 over the same 40-year period.

(i) Expected transfer of value of in-force business (VIF) and required capital to free surplus

	2016 £m
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from new business written*
Expected period of emergence	Asia**	US	UK	Total	Asia**	US	UK	Total
2017	1,320	1,446	675	3,441	188	270	27	485
2018	1,247	1,279	669	3,195	157	116	29	302
2019	1,202	1,273	636	3,111	170	123	29	322
2020	1,167	1,281	622	3,070	158	136	31	325
2021	1,142	1,282	606	3,030	170	151	33	354
2022	1,122	1,152	591	2,865	148	84	30	262
2023	1,122	1,116	576	2,814	159	79	29	267
2024	1,098	1,067	557	2,722	154	165	29	348
2025	1,076	914	534	2,524	148	144	28	320
2026	1,050	865	508	2,423	160	159	27	346
2027	1,001	708	486	2,195	137	110	24	271
2028	991	597	451	2,039	142	100	23	265
2029	958	547	434	1,939	135	82	22	239
2030	940	424	409	1,773	132	72	21	225
2031	921	351	381	1,653	146	70	20	236
2032	879	321	490	1,690	130	53	18	201
2033	859	215	465	1,539	130	36	18	184
2034	834	162	438	1,434	127	35	17	179
2035	821	153	413	1,387	123	31	16	170
2036	805	118	392	1,315	130	30	15	175
2037-2041	3,905	699	1,542	6,146	621	55	65	741
2042-2046	3,564	-	1,053	4,617	607	-	66	673
2047-2051	3,257	-	554	3,811	593	-	14	607
2052-2056	2,999	-	301	3,300	585	-	8	593
Total free surplus expected to
emerge in the next 40 years	34,280	15,970	13,783	64,033	5,350	2,101	639	8,090

*       The analysis excludes amounts incorporated into VIF at 31 December 2016 where there is no definitive timeframe for when the payments will be made or receipts received. In particular, it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2056.
**     Asia operations exclude the cash flows in respect of the held for sale Korea life business.

The above amounts can be reconciled to the new business amounts as follows:

	2016 £m
	Asia	US	UK	Total
Undiscounted expected free surplus generation for years 2017 to 2056	5,350	2,101	639	8,090
Less: discount effect	(2,968)	(746)	(259)	(3,973)
Discounted expected free surplus generation for years 2017 to 2056	2,382	1,355	380	4,117
Discounted expected free surplus generation for years 2056+	292	-	1	293
Less: Free surplus investment in new business	(476)	(298)	(129)	(903)
Other items***	(168)	(267)	16	(419)
Post-tax EEV new business profit	2,030	790	268	3,088

***    Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

The undiscounted expected free surplus generation from all in-force business at 31 December 2016 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2015 as follows:

Group	2016	2017	2018	2019	2020	2021	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2015 expected free surplus generation for years 2016 to 2055: As previously published	2,621	2,463	2,383	2,378	2,388	2,369	36,173	50,775
Effect of Solvency II implementation**	46	55	49	45	43	48	1,350	1,636
	2,667	2,518	2,432	2,423	2,431	2,417	37,523	52,411
Less: Amounts expected to be realised in the current year	(2,667)	-	-	-	-	-	-	(2,667)
Less: Contribution from the held for sale Korea life business***	-	(40)	(40)	(37)	(35)	(33)	(537)	(722)
Add: Expected free surplus to be generated in year 2056*	-	-	-	-	-	-	394	394
Foreign exchange differences	-	370	355	350	354	346	5,023	6,798
New business	-	485	302	322	326	354	6,304	8,093
Operating movements	-	11	18	(16)	5	(36)	(521)	(274)
Non-operating and other movements	-	97	128	69	(11)	(18)
2016 expected free surplus generation for years 2017 to 2056	-	3,441	3,195	3,111	3,070	3,030	48,186	64,033

Asia	2016	2017	2018	2019	2020	2021	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2015 expected free surplus generation for years 2016 to 2055	1,015	962	926	905	871	889	20,640	26,208
Less: Amounts expected to be realised in the current year	(1,015)	-	-	-	-	-	-	(1,015)
Less: Contribution from the held for sale Korea life business***	-	(40)	(40)	(37)	(35)	(33)	(537)	(722)
Add: Expected free surplus to be generated in year 2056*	-	-	-	-	-	-	358	358
Foreign exchange differences	-	179	172	163	158	157	3,737	4,566
New business	-	188	157	170	158	170	4,507	5,350
Operating movements	-	33	34	8	24	(23)	(503)	(465)
Non-operating and other movements	-	(2)	(2)	(7)	(9)	(18)
2016 expected free surplus generation for years 2017 to 2056	-	1,320	1,247	1,202	1,167	1,142	28,202	34,280

US	2016	2017	2018	2019	2020	2021	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2015 expected free surplus generation for years 2016 to 2055	1,120	991	951	970	1,018	982	6,665	12,697
Less: Amounts expected to be realised in the current year	(1,120)	-	-	-	-	-	-	(1,120)
Foreign exchange differences	-	191	183	187	196	189	1,286	2,232
New business	-	270	116	123	136	151	1,305	2,101
Operating movements	-	(5)	(5)	(15)	(15)	(7)	153	60
Non-operating and other movements	-	(1)	34	8	(54)	(33)
2016 expected free surplus generation for years 2017 to 2056	-	1,446	1,279	1,273	1,281	1,282	9,409	15,970

UK	2016	2017	2018	2019	2020	2021	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2015 expected free surplus generation for years 2016 to 2055: As previously published	486	510	506	503	499	498	8,868	11,870
Effect of Solvency II implementation**	46	55	49	45	43	48	1,350	1,636
	532	565	555	548	542	546	10,218	13,506
Less: Amounts expected to be realised in the current year	(532)	-	-	-	-	-	-	(532)
Add: Expected free surplus to be generated in year 2056*	-	-	-	-	-	-	36	36
New business	-	27	29	29	31	33	490	639
Operating movements	-	(17)	(11)	(9)	(4)	(6)	(169)	134
Non-operating and other movements	-	100	96	68	53	33
2016 expected free surplus generation for years 2017 to 2056	-	675	669	636	622	606	10,575	13,783

*       Excluding 2016 new business.
**     In order to show the cash flows for UK insurance operations on a comparable basis, the 2015 comparative results for UK insurance operations reflect the impact of the implementation of Solvency II at 1 January 2016 (see note 2 for details).
***    The contribution from the Korea life business has been removed from expected free surplus generation following its reclassification as held for sale.

At 31 December 2016, the total free surplus expected to be generated over the next five years (2017 to 2021 inclusive), using the same assumptions and methodology as those underpinning our 2016 embedded value reporting was £15.8 billion, an increase of £3.3 billion from the £12.5 billion expected over an equivalent period from the end of 2015, after allowing for the effect of the implementation of Solvency II on the opening balance sheet.

This increase primarily reflects the new business written in 2016, which is expected to generate £1,788 million of free surplus over the next five years.

At 31 December 2016, the total free surplus expected to be generated on an undiscounted basis in the next 40 years is £64.0 billion, up from the £52.4 billion expected at the end of 2015, after allowing for the effect of the implementation of Solvency II on the opening balance sheet, reflecting the effect of new business written across all three business operations of £8.1 billion and a positive foreign exchange translation effect of £6.8 billion. These positive effects have been offset by the negative impact of £(0.7) billion for the removal of the contribution from the Korea life business following its reclassification as held for sale and a £(0.3) billion net effect reflecting operating, market assumption changes and other items. In Asia, these include the negative impact from movements in long-term interest rates and other regular operating assumption changes. In the US, these mainly reflect the positive effect of higher future separate account growth due to the increase in interest rates and the impact of an increase in equity market returns in 2016, partially offset by the negative effect from the acceleration of free surplus from the contingent financing of specific US statutory reserves. In the UK, these mainly arise from the positive effect of higher than assumed investment returns on with-profits funds, partially offset by the negative effect of longevity reinsurance transactions entered into during the year. The longevity reinsurance transactions executed this year had the effect of accelerating the generation of future free surplus into 2016. The overall growth in the Group's undiscounted value of free surplus reflects our ability to write both growing and profitable new business.

Actual underlying free surplus generated in 2016 from life business in force at the end of 2016 was £4.0 billion including £0.8 billion of changes in operating assumptions and experience variances. This compares with the expected 2016 realisation at the end of 2015 of £2.7 billion. This can be analysed further as follows:
	Asia		US		UK	Total
	£m		£m		£m	£m
Transfer to free surplus in 2016	1,157		1,223		680	3,060
Expected return on free assets	39		47		13	99
Changes in operating assumptions and experience variances	14		596		214	824
Underlying free surplus generated from in-force life business in 2016	1,210		1,866		907	3,983

2016 free surplus expected to be generated at 31 December 2015	1,015		1,120		532	2,667

The equivalent discounted amounts of the undiscounted expected transfers from in-force business and required capital into free surplus shown previously are as follows:
	2016 £m
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2015 new business written
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2017	1,262	1,371	659	3,292	180	261	26	467
2018	1,113	1,141	628	2,882	137	105	27	269
2019	1,007	1,069	572	2,648	141	105	27	273
2020	916	1,009	535	2,460	124	108	28	260
2021	843	952	496	2,291	127	116	28	271
2022	769	803	458	2,030	104	60	25	189
2023	724	734	423	1,881	107	52	23	182
2024	664	658	387	1,709	99	101	21	221
2025	612	531	349	1,492	89	83	19	191
2026	562	477	314	1,353	91	90	17	198
2027	508	365	282	1,155	73	56	15	144
2028	476	292	245	1,013	72	48	14	134
2029	436	251	222	909	65	36	12	113
2030	408	185	197	790	60	30	11	101
2031	381	147	173	701	63	28	10	101
2032	346	131	218	695	55	19	9	83
2033	322	80	197	599	52	12	8	72
2034	299	61	178	538	49	11	7	67
2035	282	57	160	499	46	9	6	61
2036	266	43	148	457	47	8	6	61
2037-2041	1,154	199	515	1,868	203	17	24	244
2042-2046	853	-	197	1,050	163	-	12	175
2047-2051	638	-	129	767	131	-	3	134
2052-2056	473	-	58	531	104	-	2	106
Total discounted free surplus expected to emerge in the next 40 years	15,314	10,556	7,740	33,610	2,382	1,355	380	4,117

The above amounts can be reconciled to the Group's financial statements as follows:
2016 £m
Discounted expected generation from all in-force business for years 2017 to 2056	33,610
Discounted expected generation from all in-force business for years after 2056	1,115
Discounted expected generation from all in-force business at 31 December 2016	34,725
Add: Free surplus of life operations held at 31 December 2016	5,351
Less: Time value of guarantees	(998)
Expected free surplus generation from the sale of Korea life business	76
Other non-modelled items	1,430
Total EEV for life operations	40,584

(ii)  Expected emergence of risk margin release and amortisation of transitional

The 31 December 2016 Solvency II own funds included £2.5 billion of transitional relief (recalculated at the valuation date), the majority of which relates to UK annuity business in force on 1 January 2016, established to substantially mitigate the impact of recognising the related risk margin on transition to Solvency II. The following table sets out the expected UK annuity business risk margin release net of the related transitional amortisation over the next fifteen years.

	2016 £m
	Undiscounted expected generation from all in-force business at 31 December
	Shareholder-backed annuity business		Other*	Total UK
Expected period of emergence	Risk margin release	Amortisation of transitional
2017	163	(116)	628	675
2018	153	(116)	632	669
2019	143	(116)	609	636
2020	141	(116)	597	622
2021	136	(116)	586	606
2022	134	(116)	573	591
2023	132	(116)	560	576
2024	127	(116)	546	557
2025	122	(116)	528	534
2026	117	(116)	507	508
2027	114	(116)	488	486
2028	104	(116)	463	451
2029	102	(116)	448	434
2030	97	(116)	428	409
2031	91	(116)	406	381
UK free surplus expected to emerge by 2031	1,876	(1,740)	7,999	8,135
Total UK free surplus expected to emerge from 2032 to 2056				5,648
Total UK free surplus expected to emerge in the next 40 years (note B(i))				13,783

*       Including other UK business lines and other cash flows from annuity business.

The UK annuity risk margin release and related transitional amortisation, together with associated tax reconcile to the amounts shown in the Group Solvency II balance sheet (note II(c) of the IFRS additional unaudited financial information) as follows:

	Risk margin release £bn	Amortisation of transitional £bn
Annuity in-force business:
- Risk margin release less amortisation of transitional expected to emerge by 2031	1.9	(1.7)
- Risk margin release expected to emerge after 2031 and gross up for tax	1.1	(0.4)
	3.0	(2.1)
Risk margin release and transitional for other business operations (pre-tax)	2.9	(0.4)
Total (pre-tax)	5.9	(2.5)

C Foreign currency source of key metrics

The tables below show the Group's key free surplus, IFRS and EEV metrics analysis by contribution by currency group:

Free surplus and IFRS 2016 results
	Underlying free surplus generated for total insurance and asset management operations	Pre-tax operating profit	Shareholders' funds
	%	%	%
	note (2)	notes (2),(3),(4)	notes (2),(3),(4)
US$ linkednote(1)	15	21	19
Other Asia currencies	9	17	17
Total Asia	24	38	36
UK sterlingnotes (3),(4)	32	14	51
US$ note (4)	44	48	13
Total	100	100	100

EEV 2016 results
	Post-tax new business profits	Post-tax operating profit	Shareholders' funds
	%	%	%
		notes (2),(3),(4)	notes (2),(3),(4)
US$ linkednote (1)	55	46	36
Other Asia currencies	10	12	13
Total Asia	65	58	49
UK sterlingnotes (3),(4)	9	6	29
US$note (4)	26	36	22
Total	100	100	100

Notes
(1)  US$ linked comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2)           Includes long-term, asset management business and other businesses.
(3)           For operating profit and shareholders' funds, UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
(4)           For shareholders' funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

D Reconciliation between IFRS and EEV shareholders' funds

The table below shows the reconciliation of EEV shareholders' funds and IFRS shareholders' funds at the end of the year:

	31 Dec 2016 £m	31 Dec 2015 £m
EEV shareholders' funds	38,968	32,359
Less: Value of in-force business of long-term businessnote (a)	(24,937)	(22,431)
Deferred acquisition costs assigned zero value for EEV purposes	9,170	7,010
Othernotes (b),(c)	(8,535)	(3,983)
IFRS shareholders' funds	14,666	12,955

Notes
(a)   The EEV shareholders' funds comprises the present value of the shareholders' interest in the value in-force business, net worth of long-term business operations and IFRS shareholders' funds of asset management and other operations. The value of in-force business reflects the present value of future shareholder cash flows from long-term in-force business which are not captured as shareholders' interest on an IFRS basis. Net worth represents the net assets for EEV reporting purposes that reflect the regulatory basis position, sometimes with adjustments to achieve consistency with the IFRS treatment of certain items.
(b)   Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value net worth for long-term insurance operations. It also includes the mark to market of the Group's core borrowings which are fair valued under EEV but not IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities. For example, in Jackson where IFRS liabilities are higher than the local regulatory basis as they are principally based on policyholder account balances (with a deferred acquisition costs recognised as an asset) whereas the local regulatory basis used for EEV is based on future cash flows due to the policyholder on a prudent basis with consideration of an expense allowance as applicable, but with no separate deferred acquisition cost asset.
(c)   The 2016 EEV results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime, effective from 1 January 2016. The 2015 EEV results for UK insurance operations were prepared on a basis reflecting the Solvency I regime. As noted in (b) above, "other adjustments" represent asset and liability valuation differences between IFRS and the local regulatory basis used to value net worth for long-term insurance operations. At 31 December 2016 for the UK this would be the difference between IFRS and Solvency II, and at 31 December 2015 the difference between IFRS and Solvency I.

E Reconciliation of APE new business sales to earned premiums

The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the period. This differs to the IFRS measure of premiums earned as shown below:

	2016 £m	2015 £m
Annual premium equivalents (APE) as published	6,320	5,466
Adjustment to include 100% of single premiums on new business sold in the periodnote (a)	25,057	24,918
Contribution from the held for sale Korea life business	192	305
Premiums from in-force business and other adjustmentsnote (b)	7,412	5,974
Gross premiums earned	38,981	36,663
Outward reinsurance premiums	(2,020)	(1,157)
Earned premiums, net of reinsurance as shown in the IFRS financial statements	36,961	35,506

Notes
(a)   APE new business sales only include one tenth of single premiums, recorded on policies sold in the period. Gross premiums earned include 100 per cent of such premiums.
(b)   Other adjustments principally include amounts in respect of the following:
-  Gross premiums earned includes premiums from existing in-force business as well as new business. The most significant amount is recorded in Asia, where a significant portion of regular premium business is written. Asia in-force premiums form the vast majority of the other adjustment amount;
-  APE includes new policies written in the period which are classified as investment contracts without discretionary participation features under IFRS 4, arising mainly in Jackson for guaranteed investment contracts and in the UK for certain unit-linked savings and similar contracts. These are excluded from gross premiums earned and recorded as deposits;
-  APE new business sales are annualised while gross premiums earned are recorded only when revenues are due; and
-  For the purpose of reporting APE new business sales, we include the Group's share of amounts sold by the Group's insurance joint ventures. Under IFRS, joint ventures are equity accounted and so no amounts are included within gross premiums earned.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 March 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer